603 Page 1 of 9 Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme RIO TINTO LTD ACN/ARSN/ABN 96 004 458 404 1. Details of substantial holder (1) Name JPMorgan Chase & Co. and its affiliates ACN/ARSN (if applicable) NA The holder became a substantial holder on 02/October/2025 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person's votes (5) Voting power (6) Ordinary 18,724,203.23 18,724,203.23 5.04% 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities J.P. MORGAN SECURITIES PLC Holder of securities subject to an obligation to return under a securities lending agreement 3,575,375 (Ordinary) J.P. MORGAN SECURITIES PLC Purchase and sales of securities in its capacity as Principal/Proprietary 308,934.23 (Ordinary) J.P. MORGAN SECURITIES LLC Rehypothecation of client securities under a Prime Brokerage Agreement 139,750 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Purchase and sales of securities in its capacity as Principal/Proprietary 2,334,239 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Holder of securities subject to an obligation to return under a securities lending agreement 2,817,381 (Ordinary) J.P. MORGAN SE Purchase and sales of securities in its capacity as Principal/Proprietary 84,392 (Ordinary) JPMORGAN CHASE BANK, N.A. Purchase and sales of securities in its capacity as Principal/Proprietary 5 (Ordinary) JPMORGAN CHASE BANK, N.A. Securities on Loan as Agent Lender 3,511,253 (Ordinary) EXHIBIT 99.5

603 Page 2 of 9 JPMORGAN CHASE BANK, N.A. In its capacity as investment manager or in various other related capacities 415,374 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. In its capacity as investment manager or in various other related capacities 3,513,308 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED In its capacity as investment manager or in various other related capacities 1,040,000 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED In its capacity as investment manager or in various other related capacities 884,090 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED In its capacity as investment manager or in various other related capacities 45,135 (Ordinary) JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED In its capacity as investment manager or in various other related capacities 54,331 (Ordinary) J.P. MORGAN SECURITIES LLC In its capacity as investment manager or in various other related capacities 636 (Ordinary) 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited JPM Nominees Australia Pty Limited 3,575,375 (Ordinary) J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited J.P. MORGAN SECURITIES PLC 308,934.23 (Ordinary) J.P. MORGAN SECURITIES LLC Citi Australia Various Clients and Custodians 139,750 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Ecapital Nominees Pty Ltd J.P. MORGAN SECURITIES AUSTRALIA LIMITED 2,334,239 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Ecapital Nominees Pty Ltd Ecapital Nominees Pty Ltd 2,817,381 (Ordinary) J.P. MORGAN SE JPM Nominees Australia Pty Limited J.P. MORGAN SE 84,392 (Ordinary)

603 Page 3 of 9 JPMORGAN CHASE BANK, N.A. JPM Nominees Australia Pty Limited Various Borrowers under the Securities Lending Agreement 3,511,253 (Ordinary) JPMORGAN CHASE BANK, N.A. JPMORGAN CHASE BANK, N.A. JPMORGAN CHASE BANK, N.A. 5 (Ordinary) JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank - London Various Clients and Custodians 411,900 (Ordinary) JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank NA Various Clients and Custodians 3,473 (Ordinary) JPMORGAN CHASE BANK, N.A. Not Available Various Clients and Custodians 1 (Ordinary) J.P. MORGAN SECURITIES LLC J.P. Morgan Securities LLC Various Clients and Custodians 636 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Northern Trust Company London Various Clients and Custodians 58,607 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians 257,088 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank - London Various Clients and Custodians 1,709,359 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians 15,345 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Northern Trust Company, Chicago Various Clients and Custodians 51,677 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians 10,364 (Ordinary)

603 Page 4 of 9 J.P. MORGAN INVESTMENT MANAGEMENT INC. BROWN BROTHERS HARRIMAN TRUSTEE SERVICES (IRELAND ) LIMITED Various Clients and Custodians 63,797 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians 57,228 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank NA Various Clients and Custodians 904,466 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. THE BANK OF NEW YORK MELLON CORPORATION Various Clients and Custodians 795 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. STATE STREET GLOBAL MARKETS LLC Various Clients and Custodians 59,709 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. The Bank Of New York Mellon Various Clients and Custodians 89,627 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BROWN BROTHERS HARRIMAN & CO. Various Clients and Custodians 2,196 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BNP Paribas, Italian Branch Various Clients and Custodians 1,563 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. HSBC Institutional Trust Services (Asia) Limited Various Clients and Custodians 41,622 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BNP Paribas (Sydney Branch) Various Clients and Custodians 44,148 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. NEXI CAPITAL SPA Various Clients and Custodians 786 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Fidelity Strategic Advisors Various Clients and Custodians 144,780 (Ordinary)

603 Page 5 of 9 J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank, N.A. - Hong Kong Branch Various Clients and Custodians 151 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED BNP PARIBAS SECURITIES SERVICES FRANKFURT BRANCH Various Clients and Custodians 65,155 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians 318,367 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians 277,500 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians 27,051 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED STATE STREET GLOBAL MARKETS LLC Various Clients and Custodians 199,176 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED State Street Bank International GmbH Various Clients and Custodians 94,741 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED CACEIS BANK SA/GERMANY Various Clients and Custodians 37,545 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED HSBC Trinkaus & Burkhardt AG Various Clients and Custodians 20,465 (Ordinary) JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED The Bank Of New York Mellon Various Clients and Custodians 54,331 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Northern Trust Company London Various Clients and Custodians 30,567 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians 6,091 (Ordinary)

603 Page 6 of 9 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED RBC Dexia Investor Services Trust - London Various Clients and Custodians 2,829 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED JPMorgan Chase Bank, N.A. - Hong Kong Branch Various Clients and Custodians 942 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED BNP Paribas, Succursale de Luxembourg Various Clients and Custodians 4,706 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Citibank, N.A., Hong Kong Branch Various Clients and Custodians 202,142 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians 4,972 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians 14,605 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians 73,307 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BROWN BROTHERS HARRIMAN TRUSTEE SERVICES (IRELAND ) LIMITED Various Clients and Custodians 4,115 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank NA Various Clients and Custodians 201 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY-HONG KONG BRANCH Various Clients and Custodians 1,045 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY-TORONTO Various Clients and Custodians 10,774 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Desjardins Trust Various Clients and Custodians 10,386 (Ordinary)

603 Page 7 of 9 JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY Various Clients and Custodians 10,269 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas (Sydney Branch) Various Clients and Custodians 550,445 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas Securities Services SCA Various Clients and Custodians 1,829 (Ordinary) 5. Consideration The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities See Appendix Cash Non-cash 6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association J.P. MORGAN SECURITIES AUSTRALIA LIMITED Subsidiary of JPMorgan Chase & Co. J.P. MORGAN INVESTMENT MANAGEMENT INC. Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SE Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES LLC Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES PLC Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (UK) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN CHASE BANK, N.A. Subsidiary of JPMorgan Chase & Co. 7. Addresses The addresses of persons named in this form are as follows: Name Address JPMorgan Chase & Co. 383 Madison Avenue, New York, New York, NY, 10179, United States

603 Page 8 of 9 J.P. MORGAN SECURITIES AUSTRALIA LIMITED LEVEL 18, 83-85 CASTLEREAGH STREET, SYDNEY, NSW 2000, Australia J.P. MORGAN INVESTMENT MANAGEMENT INC. 383 Madison Avenue, New York, New York, NY, 10179, United States J.P. MORGAN SE TaunusTurm, Taunustor 1, Frankfurt am Main, Frankfurt, 60310, Germany J.P. MORGAN SECURITIES LLC 383 Madison Ave., New York, New York, NY, 10179, United States J.P. MORGAN SECURITIES PLC 25 Bank Street, Canary Wharf, London, E14 5JP, England JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED 19 & 20/F, Chater House, 8 Connaught Road Central, Hong Kong, Hong Kong JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED 42F&43F, 479 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200120, China JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Tokyo Building, 7-3 Marunouchi 2 Chome,Chiyoda-ku, Tokyo, 100 6432, Japan JPMORGAN ASSET MANAGEMENT (UK) LIMITED 60 Victoria Embankment, London, EC4Y0JP, England JPMORGAN CHASE BANK, N.A. 1111 Polaris Parkway, Columbus, Delaware, OH, 43240, United States Signature Print name Vasim Pathan Capacity Compliance Officer Sign here Date 06/October/2025

603 Page 9 of 9 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in. (6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write "unknown". (9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

TRADES FOR RELEVANT PERIOD Appendix Transaction Date Entity Product Type Type of Transaction Quantity Price (AUD) Consideration Balance at start of relevant period 15,681,108.23 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (979) 110.88 108,555.18$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 110.76 1,218.35$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (121) 110.10 13,322.10$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (828) 110.83 91,769.43$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,550) 110.75 614,662.50$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (148) 110.75 16,391.00$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (83) 110.75 9,192.25$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (166) 110.02 18,263.32$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 194 110.02 21,343.88$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 340 110.02 37,406.80$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 25,035 110.02 2,754,350.70$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 222 110.02 24,424.44$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 126 110.02 13,862.52$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,044 110.04 114,883.85$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 110.10 11,009.58$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 54 110.90 5,988.53$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 110.93 2,218.50$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,637 110.02 510,162.74$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,606 110.73 510,044.58$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,885 110.21 1,640,485.38$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 400 110.05 44,021.47$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 910 110.93 100,946.69$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 110.96 2,219.20$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 148 110.25 16,316.88$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,873 110.40 537,969.87$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 527 110.20 58,072.93$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,487 110.79 386,323.87$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 783 110.03 86,151.02$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,011 110.19 1,764,240.55$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 499 110.02 54,899.98$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,153) - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (916) - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (556) - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,787) - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,900) - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,625) - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (17,687) - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,625 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 17,687 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 507 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 56 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 71 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 795 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 646 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 500 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 673 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 5,012 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 888 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 11,114 - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Adjustment (68) - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Adjustment (490) - -$ 3-Jun-25 J.P. MORGAN SECURITIES PLC Equity Adjustment (44) - -$ 3-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment 437 - -$ 3-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (758) 110.02 83,395.16$ 3-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (140,000) - -$ 3-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 200,000 - -$ 3-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 3-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,324) - -$ 3-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,900 - -$ 3-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (511) - -$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (449) 109.68 49,246.32$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (66) 109.68 7,238.88$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 110.19 2,203.88$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (256) 110.19 28,208.53$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (179) 110.19 19,724.78$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 109.83 12,191.13$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (318) 110.20 35,043.28$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,549) 109.68 2,034,454.32$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (876) 110.02 96,377.52$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,568) 110.02 172,511.36$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 110.02 9,241.68$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (99) 109.68 10,858.32$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 949 109.68 104,086.32$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 343 110.42 37,875.15$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 231 109.81 25,365.42$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 110.72 1,660.80$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 287 110.49 31,709.70$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,503 109.82 933,806.20$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 84 110.00 9,240.37$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 112 110.45 12,370.40$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,743 110.22 963,633.39$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,942 110.07 543,957.15$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 876 110.02 96,373.15$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 430 110.16 47,369.88$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 619 110.50 68,399.50$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 950 110.28 104,766.00$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 835 110.12 91,951.26$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,571 110.10 833,582.18$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 99 109.68 10,858.32$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,154) - -$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7) - -$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,097) - -$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (81,799) - -$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,599) - -$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11) - -$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 6,380 - -$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 15,698 - -$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 27,922 - -$ 4-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,500 - -$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 3,312 - -$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 21,486 - -$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 4,594 - -$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 3,124 - -$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 327 - -$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 37,452 - -$ 4-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (500) - -$ 4-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 6 110.50 663.00$ 4-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (819) 109.68 89,827.92$ 4-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 2,674 109.68 293,284.32$ 4-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 272 - -$ 4-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (73,324) - -$ 4-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,306) - -$ 4-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (98,000) - -$ 4-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 182 - -$ 4-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (55,420) - -$ 4-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 83 - -$ 4-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,517 - -$ 4-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,145) - -$ 4-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,341) - -$ 5-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (41) 110.01 4,510.41$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,662) 109.74 292,127.88$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (976) 109.74 107,106.24$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 110.01 5,390.49$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 110.01 1,210.11$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 110.01 13,201.20$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (900) 110.24 99,216.00$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (279) 110.01 30,692.79$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,320) 109.68 254,457.60$ 1/33

TRADES FOR RELEVANT PERIOD Appendix 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,439) 110.01 268,314.39$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 110.01 7,150.65$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,135) 109.68 343,846.80$ 5-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (26) 110.01 2,860.26$ 5-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,608) 110.01 176,897.53$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 223 110.01 24,532.23$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 632 110.00 69,519.76$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,955 110.03 215,112.56$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,371 110.03 370,917.88$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,662 109.74 292,127.88$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 976 109.74 107,106.24$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 110.01 1,210.11$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 110.01 5,390.49$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 110.01 1,430.13$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 120 110.01 13,201.20$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 73 110.01 8,030.73$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,768 110.21 745,897.44$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 309 109.96 33,976.83$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,454 110.01 159,954.54$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,036 110.11 114,075.86$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,135 110.01 344,886.55$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 773 110.08 85,093.49$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 464 109.99 51,034.17$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,637 110.00 1,170,069.48$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 232 110.01 25,522.32$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 358 109.92 39,351.93$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,636 110.01 510,006.36$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,498 109.99 1,264,622.43$ 5-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,310 110.02 364,153.61$ 5-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 26 110.01 2,860.26$ 5-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (150,000) - -$ 5-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 5-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 130,757 - -$ 5-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50,000 - -$ 5-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 5-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (141) 109.68 15,464.88$ 5-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 43 109.68 4,716.24$ 5-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (233) 109.68 25,555.44$ 5-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (211) 109.68 23,142.48$ 5-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (304) 109.68 33,342.72$ 5-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 180 - -$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52,472) 110.01 5,772,444.72$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37,055) 110.01 4,076,420.55$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (295) 109.60 32,332.00$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (97) 109.60 10,631.20$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 109.60 3,178.40$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (105) 109.62 11,510.57$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 110.38 993.42$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 110.36 1,545.04$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 110.01 6,380.58$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 110.01 550.05$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,585) 110.01 284,375.85$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (250) 110.01 27,502.50$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,024 109.60 331,430.40$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 358 109.62 39,242.71$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 636 109.62 69,716.03$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52,472 110.01 5,772,444.72$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37,055 110.01 4,076,420.55$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 295 109.60 32,332.00$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 211 109.60 23,125.60$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 97 109.60 10,631.20$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 109.60 3,178.40$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 110.11 440.44$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,690 109.96 1,835,257.55$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,300 110.34 143,441.17$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,401 109.61 372,777.50$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 109.76 878.10$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 171 109.77 18,770.78$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,277 110.33 140,895.79$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,585 109.81 283,853.85$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 109.60 1,315.20$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 110.06 1,650.97$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 654 110.11 72,012.35$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 605 109.78 66,414.22$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 109.52 4,271.31$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 109.73 5,486.32$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 67 109.86 7,360.36$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,658 110.31 1,727,237.11$ 6-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 109.62 1,753.99$ 6-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 51 109.60 5,589.60$ 6-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 78 109.69 8,555.82$ 6-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 14,219 109.60 1,558,402.40$ 6-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 186 109.60 20,385.60$ 6-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 272 - -$ 6-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 14 109.69 1,535.66$ 6-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (139) 109.69 15,246.91$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (300,000) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (83) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 360,000 - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,930) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,934) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,876) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,264) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (854) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,117) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,850) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,533) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (740) - -$ 6-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,053) - -$ 9-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,387 - -$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 109.09 109.09$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 109.09 109.09$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (13) 109.32 1,421.14$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (13) 109.32 1,421.10$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 108.06 108.06$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 108.06 108.06$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 108.80 108.80$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 108.80 108.80$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 108.97 108.97$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 109.00 109.00$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (6) 109.12 654.72$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (6) 109.12 654.72$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 108.26 1,623.90$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 110.07 330.22$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (694) 108.76 75,481.84$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 108.26 1,515.64$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 110.09 2,201.78$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,339) 109.00 581,951.00$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 109.33 109.33$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,366) 109.12 1,349,377.92$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,211) 109.60 132,725.60$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (519) 109.60 56,882.40$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,112) 109.60 121,875.20$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31,446) 109.12 3,431,387.52$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 109.33 109.33$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,105 109.12 120,577.60$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 358 109.12 39,064.96$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 109.12 109.12$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 34 109.12 3,710.08$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,807 108.47 629,896.05$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,370 110.19 150,955.50$ 2/33

TRADES FOR RELEVANT PERIOD Appendix 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,797 109.96 197,593.92$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,420 109.90 1,035,274.34$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 511 108.80 55,595.04$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 539 108.51 58,487.61$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 109.78 3,842.30$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,807 109.12 851,899.84$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 109.12 1,745.92$ 10-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,150 109.01 125,357.81$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (64,000) - -$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (36,886) - -$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (100,663) - -$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (75,000) - -$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,685 - -$ 10-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 34,201 - -$ 10-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Buy 5,258 109.52 575,849.85$ 10-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Buy 20,788 109.97 2,286,056.36$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,693 109.52 294,934.13$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,806 109.52 197,790.95$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 7,142 109.97 785,405.74$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,567 109.52 171,615.96$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,277 109.52 139,855.51$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,228 109.52 134,489.09$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 964 109.52 105,576.12$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 3,810 109.97 418,985.70$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 851 109.52 93,200.50$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 496 109.52 54,321.32$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,959 109.97 215,431.23$ 10-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Buy 3,379 109.97 371,588.63$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 2,157 109.97 237,205.29$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 608 109.52 66,587.43$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,405 109.97 264,477.85$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 525 109.52 57,497.37$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,075 109.97 228,187.75$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,627 109.97 178,921.19$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 270 109.52 29,570.08$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 73 109.52 7,994.87$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 292 109.97 32,111.24$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 133 109.52 14,566.00$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 8 109.97 879.76$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 8 109.97 879.76$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 420 109.52 45,997.90$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 21,120 109.52 2,313,037.06$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 83,509 109.97 9,183,484.73$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 10,649 109.97 1,171,070.53$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,780 109.52 194,943.46$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 7,037 109.97 773,858.89$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 6,198 109.97 681,594.06$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5,050 109.97 555,348.50$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 4,855 109.97 533,904.35$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 3,363 109.97 369,829.11$ 10-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Buy 855 109.52 93,638.57$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 545 109.52 59,687.75$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 433 109.52 47,421.64$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,713 109.97 188,378.61$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 559 109.52 61,221.01$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,209 109.97 242,923.73$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 415 109.52 45,450.30$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,643 109.97 180,680.71$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 411 109.52 45,012.23$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,066 109.97 117,228.02$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 204 109.52 22,341.84$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 807 109.97 88,745.79$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 527 109.97 57,954.19$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 2 109.52 219.04$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2 109.52 219.04$ 10-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,659 109.97 182,440.23$ 10-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,521) 109.12 165,971.52$ 10-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (71,200) - -$ 10-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (27,000) - -$ 10-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,517) - -$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,895) 109.38 207,275.10$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 109.38 1,203.18$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 109.38 1,750.08$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,092) 109.38 338,202.96$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,254) 109.56 137,384.06$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,632) 109.38 397,259.91$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,523) 109.39 494,778.71$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,483) 109.38 162,210.54$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,525) 109.38 494,944.50$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,176) 109.38 1,878,710.88$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (222) 109.45 24,298.04$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (307) 109.39 33,583.80$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 109.68 14,039.54$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,178) 109.52 348,063.60$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (289) 109.12 31,535.68$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,635) 109.12 396,651.20$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,102 109.38 120,536.76$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,895 109.38 207,275.10$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 109.38 1,750.08$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,948 109.71 213,718.66$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 982 109.39 107,416.50$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,525 109.38 494,944.50$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,176 109.38 1,878,710.88$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 321 109.38 35,110.98$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 596 109.61 65,326.33$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,150 109.27 125,656.52$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 227 109.48 24,852.48$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,635 109.44 397,821.07$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,685 109.53 184,550.71$ 11-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,894 109.81 2,404,173.57$ 11-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 27 110.15 2,974.05$ 11-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 211 110.15 23,241.65$ 11-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,364 - -$ 11-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,364 - -$ 11-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,410 - -$ 11-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 8,525 - -$ 11-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 61 110.15 6,719.15$ 11-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,213) 110.15 133,611.95$ 11-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,614) - -$ 11-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (76,324) - -$ 11-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (34,236) - -$ 11-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (62,404) - -$ 11-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,900) - -$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (703) 108.04 75,950.62$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (247) 108.04 26,687.03$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,961) 108.04 211,875.88$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (470) 107.98 50,749.74$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 108.57 325.72$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (795) 107.58 85,526.10$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,056) 108.18 871,502.46$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,855) 107.58 199,560.90$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59) 108.27 6,387.87$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,996) 107.61 214,788.04$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (633) 108.15 68,461.76$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,121) 109.38 231,994.98$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (86) 109.38 9,406.68$ 12-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 2 107.58 215.16$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,121 108.00 229,075.82$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,447 107.58 693,568.26$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 89 108.70 9,674.49$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,166 108.21 126,170.79$ 3/33

TRADES FOR RELEVANT PERIOD Appendix 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,124 107.66 2,812,395.13$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 995 108.21 107,673.69$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,050 108.12 2,167,816.21$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 326 108.40 35,339.62$ 12-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37,000 108.40 4,010,921.92$ 12-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (186) 109.00 20,274.00$ 12-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,536) 109.00 276,424.00$ 12-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (200,000) - -$ 12-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,940) - -$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (176) 106.58 18,757.20$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (176) 106.58 18,757.20$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (366) 106.21 38,872.86$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 106.38 1,702.08$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 106.38 1,170.18$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 106.38 3,829.68$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 106.38 4,042.44$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (252) 106.38 26,807.76$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (810) 107.57 87,134.06$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 106.38 1,489.32$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 107.74 1,616.10$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 107.87 431.48$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,193) 106.64 127,222.94$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 107.28 214.56$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,107) 107.18 547,355.97$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (147) 107.47 15,797.49$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (400) 106.65 42,660.56$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 106.62 2,985.30$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,409) 107.09 150,883.06$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 107.03 8,990.87$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (554) 107.58 59,599.32$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,499) 107.58 376,422.42$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 10 106.91 1,069.07$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 5 107.00 535.01$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 122 106.95 13,047.53$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 14 106.68 1,493.52$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 106.39 106.39$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 106.38 319.13$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 4 106.27 425.08$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 222 106.38 23,616.36$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 66 106.38 7,021.08$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 64 106.38 6,808.32$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 176 106.58 18,757.20$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 176 106.58 18,757.20$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 366 106.21 38,872.86$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 106.38 1,170.18$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 106.38 1,702.08$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 106.38 3,829.68$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 38 106.38 4,042.44$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,547 106.38 164,569.86$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,400 106.89 256,538.25$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,354 106.63 1,850,414.28$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,389 106.38 679,661.82$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 564 107.26 60,493.14$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 388 107.53 41,720.35$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 107.29 1,072.90$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 389 106.92 41,593.46$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 554 106.71 59,115.96$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,527 106.71 376,353.15$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 147 108.02 15,878.80$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,533 106.69 163,561.43$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 151 106.66 16,104.91$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,510 107.49 162,306.88$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 51,872 - -$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 3,089 - -$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 5,039 - -$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 30,000 - -$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 15,000 - -$ 13-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50,000 - -$ 13-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 1,000 - -$ 13-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 328 106.38 34,892.64$ 13-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (66) 106.38 7,021.08$ 13-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,541 - -$ 13-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,898) - -$ 13-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (702) - -$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 106.38 8,723.16$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 107.11 1,178.21$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,698) 107.11 717,422.78$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,107) 107.11 118,570.77$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 107.77 8,621.38$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,327) 107.84 143,098.29$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 106.97 1,497.58$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,000) 107.50 537,513.54$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 107.97 7,018.13$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 108.02 756.14$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,410) 107.41 151,445.65$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (86) 107.74 9,265.42$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,703) 107.12 717,999.53$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59) 107.57 6,346.76$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,460) 107.11 799,040.60$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (502) 106.38 53,402.76$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (86) 106.38 9,148.68$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,682) 106.38 391,691.16$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 106.38 744.66$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (155) 107.11 16,602.05$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 107.11 4,177.29$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 107.11 6,212.38$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,112 107.11 119,106.32$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,698 107.11 717,422.78$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 107.59 1,721.44$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 502 107.49 53,960.67$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,542 107.11 165,163.62$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,002 107.62 323,085.43$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 424 107.61 45,627.30$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,545 107.11 165,484.95$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 739 107.62 79,533.99$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,689 107.52 396,648.19$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 107.53 7,742.25$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 106.79 2,135.80$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,968 107.68 211,915.25$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 86 106.50 9,159.00$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 107.30 1,931.40$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,460 107.11 799,040.60$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,460 107.11 799,040.60$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,297 107.11 567,361.67$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 107.11 3,320.41$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 107.11 4,177.29$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 58 107.11 6,212.38$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 107.11 3,320.41$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 2,089 107.56 224,699.11$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (760) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,305) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (795) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (345) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (646) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (507) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (127) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,054) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (500) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (904) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,136) - -$ 16-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,742) - -$ 4/33

TRADES FOR RELEVANT PERIOD Appendix 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (37,452) - -$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (21,486) - -$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 40,000 - -$ 16-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 30,000 - -$ 16-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 385 106.50 41,002.50$ 16-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 350 106.50 37,275.00$ 16-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 9 106.50 958.50$ 16-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 145 107.11 15,530.95$ 16-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 64 106.50 6,816.00$ 16-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Sell (312) 106.50 33,228.00$ 16-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 110 106.50 11,715.00$ 16-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (555) 106.50 59,107.50$ 16-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 65 107.11 6,962.15$ 16-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (602) 107.11 64,480.22$ 16-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (26,541) - -$ 16-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 50,000 - -$ 16-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,200) - -$ 17-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 107.15 214.30$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,183) 107.15 662,508.45$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,369) 106.86 146,296.48$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 106.86 11,968.82$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (135) 106.88 14,429.12$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 107.45 6,017.20$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 107.59 4,841.61$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (73) 107.36 7,836.94$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (446) 107.26 47,838.20$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,000) 107.50 1,612,551.92$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (193) 107.25 20,698.39$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 107.11 3,106.19$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,048) 107.11 433,581.28$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 107.15 750.05$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 107.15 2,143.00$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,232 107.08 131,918.12$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 54,103 107.11 5,794,972.33$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 107.10 1,499.40$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 382 107.43 41,037.40$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 107.12 3,320.82$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,048 107.26 434,185.53$ 17-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 107.15 2,143.00$ 17-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (410) - -$ 17-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (170,000) - -$ 17-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (322,591) - -$ 17-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 148,046 - -$ 17-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 21,954 - -$ 17-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 10 107.45 1,074.50$ 17-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,364 - -$ 17-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 80 107.45 8,596.00$ 17-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (287) 107.45 30,838.15$ 17-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,134) - -$ 17-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,181) - -$ 17-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 17-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (19,420) - -$ 17-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (38,401) - -$ 17-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,733) - -$ 17-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (22,882) - -$ 17-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,600) - -$ 18-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (99) 106.00 10,494.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 106.71 2,667.73$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (727) 106.44 77,383.81$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (784) 106.32 83,352.50$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 106.37 9,999.24$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,636) 106.00 491,416.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 106.00 2,438.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 106.00 5,406.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,277) 106.00 347,362.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,853) 106.00 1,468,418.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 106.00 4,134.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 106.00 1,166.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 106.00 4,664.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (76) 107.15 8,143.40$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 107.15 642.90$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 106.46 7,877.68$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 106.34 1,914.03$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 363 106.68 38,724.78$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,000 106.39 531,952.70$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 224 106.31 23,813.01$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,062 106.44 325,911.37$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 142 106.27 15,090.85$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,796 106.45 191,188.10$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 462 106.53 49,216.20$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 106.12 212.24$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 106.00 2,438.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 106.00 5,406.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,760 106.00 504,560.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,277 106.00 347,362.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,853 106.00 1,468,418.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 106.00 1,166.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 106.00 4,134.00$ 18-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (1,000) - -$ 18-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 11,101 - -$ 18-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 15,399 - -$ 18-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 73,500 - -$ 18-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 874 106.40 92,993.60$ 18-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (17,132) - -$ 18-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,100) - -$ 18-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,145) - -$ 18-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,700) - -$ 18-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 69 - -$ 18-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 390,000 - -$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,659) 106.00 281,854.00$ 19-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (762) 103.55 78,905.10$ 19-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (42) 103.55 4,349.10$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (142) 104.10 14,782.20$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 103.63 5,285.11$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,111) 104.15 219,866.63$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,701) 104.53 177,802.66$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (931) 104.60 97,379.97$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,183) 105.81 654,223.23$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (376) 106.00 39,856.00$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (377) 106.00 39,962.00$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,659 106.00 281,854.00$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 334 103.55 34,585.70$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 140 104.45 14,623.48$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,781 105.01 922,129.69$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 376 103.67 38,980.00$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,000 104.55 1,045,478.57$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 103.77 11,414.70$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 428 103.77 44,413.22$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,616 105.81 170,988.96$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 510 103.99 53,036.09$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,530 103.71 1,403,133.05$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,476 103.57 152,870.37$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (30,000) - -$ 19-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (50,000) - -$ 19-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 8 105.81 846.48$ 19-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (7,534) 103.55 780,145.70$ 19-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 290 105.81 30,684.90$ 19-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (291) 105.81 30,790.71$ 19-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,000 - -$ 19-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 54,000 - -$ 19-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 16,000 - -$ 5/33

TRADES FOR RELEVANT PERIOD Appendix 19-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (51,248) - -$ 19-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,000) - -$ 19-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 69 - -$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (34) 102.17 3,473.78$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (72) 102.17 7,356.24$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,872) 102.17 191,262.24$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (691) 102.17 70,599.47$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (81) 102.17 8,275.77$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,457) 102.17 148,861.69$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (2,467) 102.17 252,053.39$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (119) 103.10 12,268.66$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,112) 102.54 114,025.02$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (912) 103.15 94,068.79$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (168) 102.17 17,164.56$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (152) 102.17 15,529.84$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 102.17 19,616.64$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,557) 103.55 368,327.35$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 103.55 11,286.95$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,453) 103.55 564,658.15$ 20-Jun-25 J.P. MORGAN SE Equity Sell (2,126) 102.17 217,213.42$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,366) 102.17 139,564.22$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 225 102.17 22,988.25$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,348 102.17 137,725.16$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,997 102.17 2,145,263.49$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 938 103.08 96,692.49$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69,381 102.17 7,088,656.77$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 225 103.09 23,195.25$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,453 102.55 559,186.63$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 103.01 1,854.18$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 131 102.58 13,438.47$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,673 102.76 685,690.17$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,083 102.79 1,653,122.61$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 240 103.00 24,719.59$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,492 102.23 663,673.89$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 228 102.76 23,430.32$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 152 102.17 15,529.84$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 79 102.17 8,071.43$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 192 102.17 19,616.64$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50,000 103.20 5,160,155.00$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,244 102.65 127,699.71$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (416) - -$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (1,250,000) - -$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (7,500) - -$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 132,600 - -$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 9,906 - -$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 17,694 - -$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,813 - -$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow 27,611 - -$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 7,500 - -$ 20-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 1,250,000 - -$ 20-Jun-25 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (94,400) - -$ 20-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (783) 102.17 79,999.11$ 20-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 225 102.17 22,988.25$ 20-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 18 102.17 1,839.06$ 20-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (674) 102.17 68,862.58$ 20-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 4,250 102.17 434,222.50$ 20-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 833 102.17 85,107.61$ 20-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 9 102.17 919.53$ 20-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (260) 102.17 26,564.20$ 20-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 67,785 - -$ 20-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,972 - -$ 20-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (46,752) - -$ 20-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (100,000) - -$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 101.61 1,016.10$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 101.61 1,117.71$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,001) 101.59 101,691.66$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 101.46 3,246.84$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,468) 101.58 149,116.51$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (944) 101.51 95,824.75$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (232) 101.39 23,521.42$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 101.23 1,315.99$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 101.75 101.75$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (124) 101.83 12,626.92$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 101.83 1,120.13$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 101.83 305.49$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 101.83 1,934.77$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 102.17 2,860.76$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (437) 102.17 44,648.29$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 348 101.83 35,436.84$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 101.61 1,117.71$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 101.61 1,016.10$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 101.61 2,337.03$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 311 101.50 31,565.97$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,033 101.49 206,333.75$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 101.40 32,956.55$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 101.19 3,238.08$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 125 101.70 12,712.82$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,550 101.32 157,044.74$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 89 102.12 9,088.91$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,265 101.57 230,050.56$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,484 101.84 965,823.61$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 124 101.83 12,626.92$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 101.83 305.49$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 101.83 1,934.77$ 23-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 99 101.83 10,081.17$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (198,697) - -$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (130,000) - -$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (40,000) - -$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (21,954) - -$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,425) - -$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (17,183) - -$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,183) - -$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (49) - -$ 23-Jun-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (120) - -$ 23-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 69 102.16 7,049.04$ 23-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 33 102.16 3,371.28$ 23-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,364 - -$ 23-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 214 102.16 21,862.24$ 23-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (699) 101.83 71,179.17$ 23-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 34,000 - -$ 23-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,000 - -$ 24-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (35) 104.94 3,672.90$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (202) 104.94 21,197.88$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 104.94 4,722.30$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 104.94 1,154.34$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 104.94 1,469.16$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 104.96 314.88$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (141) 104.69 14,761.61$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (934) 104.49 97,597.66$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35,000) 104.85 3,669,704.54$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (625) 104.32 65,201.81$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 104.69 10,469.00$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (375) 101.83 38,186.25$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,244 104.94 235,485.36$ 24-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 31 104.94 3,253.14$ 24-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 5 104.94 524.70$ 24-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 527 104.94 55,303.38$ 24-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 30 104.94 3,148.20$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 104.94 1,154.34$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 202 104.94 21,197.88$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45 104.94 4,722.30$ 6/33

TRADES FOR RELEVANT PERIOD Appendix 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 104.94 1,993.86$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 104.94 1,469.16$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 104.66 209.32$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,540 104.48 474,333.72$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,000 103.83 2,076,541.32$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 143 104.45 14,936.06$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 997 104.41 104,092.27$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,543 104.42 161,125.58$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,621 104.94 275,047.74$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,379 104.33 248,209.16$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,880 104.95 826,989.00$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 378 104.94 39,667.32$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 104.36 521.80$ 24-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 995 104.51 103,987.74$ 24-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 14 104.99 1,469.86$ 24-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (62) 104.94 6,506.28$ 24-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (4,843) 104.94 508,224.42$ 24-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (65,000) - -$ 24-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,000) - -$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,709) 104.12 282,067.64$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 105.12 11,773.08$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 104.74 209.48$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 105.09 8,512.11$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 105.10 3,888.70$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (701) 104.11 72,984.08$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (153) 104.02 15,914.30$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52) 104.30 5,423.60$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 104.30 1,147.30$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (97) 104.94 10,179.18$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 104.94 11,963.16$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (716) 104.94 75,137.04$ 25-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (3,275) 104.46 342,102.57$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,714 104.52 283,672.75$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 56 103.93 5,819.83$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 104.07 1,665.18$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 99 104.94 10,389.11$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 370 104.32 38,598.40$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 103.87 830.96$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 716 103.84 74,348.20$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,274 104.23 341,250.11$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 522 104.01 54,294.92$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 843 103.94 87,618.67$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 67 104.20 6,981.56$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 831 104.30 86,673.30$ 25-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52 104.30 5,423.60$ 25-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,188) 104.95 124,680.60$ 25-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,364 - -$ 25-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,046 - -$ 25-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (6,264) - -$ 25-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (451) 104.95 47,332.45$ 25-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (67,785) - -$ 25-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (54,000) - -$ 25-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,972) - -$ 25-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,022 - -$ 25-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,869 - -$ 25-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 259 - -$ 25-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 61,735 - -$ 25-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,000) - -$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,504) 104.56 157,253.96$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,337) 104.18 868,588.81$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,898) 104.61 303,162.03$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 104.47 16,506.80$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (700) 104.47 73,128.70$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 104.41 4,176.40$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (42) 104.89 4,405.38$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (116) 104.89 12,167.24$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (196) 104.89 20,558.44$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (204) 104.19 21,254.76$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 104.19 16,045.26$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 104.19 4,896.93$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (384) 104.30 40,051.20$ 26-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 24 104.19 2,500.56$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,914 104.21 199,459.47$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 104.61 1,882.98$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 670 104.47 69,997.49$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,144 104.19 119,193.36$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 104.69 2,721.85$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,426 104.28 1,817,159.25$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,189 104.60 228,967.17$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 104.53 4,285.80$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 384 104.58 40,160.06$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 828 104.49 86,514.58$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 104.19 4,167.60$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 233 104.53 24,355.24$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42 104.89 4,405.38$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 196 104.89 20,558.44$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 204 104.19 21,254.76$ 26-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 154 104.19 16,045.26$ 26-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 510 104.19 53,136.90$ 26-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 325 104.19 33,861.75$ 26-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (34) 104.17 3,541.78$ 26-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 295 104.19 30,736.05$ 26-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (50,000) - -$ 26-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 64,552 - -$ 26-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,548 - -$ 26-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 310,000 - -$ 26-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 200,000 - -$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (885) 108.97 96,438.45$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 108.39 10,839.00$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (91) 108.73 9,894.38$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 108.31 12,347.28$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (189) 107.92 20,397.54$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,001) 108.70 108,810.56$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 108.49 8,353.35$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (148) 108.13 16,002.71$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (468) 108.10 50,588.77$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,094) 107.86 225,855.32$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,914) 104.19 199,419.66$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 104.19 937.71$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (569) 108.97 62,003.93$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (173) 108.97 18,851.81$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 108.97 9,153.48$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 108.97 1,198.67$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (383) 108.97 41,735.51$ 27-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 7 108.97 762.79$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45,807 108.88 4,987,317.29$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,953 108.70 1,516,677.86$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 251 109.00 27,359.89$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,795 108.70 738,615.69$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 108.00 10,800.00$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 513 108.97 55,901.61$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 106.96 17,113.97$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 108.38 1,950.84$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 106.63 5,224.89$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,289 107.85 246,875.95$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 79,631 108.92 8,673,491.10$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,421 108.99 154,877.34$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 219 107.34 23,506.61$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 569 108.97 62,003.93$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 173 108.97 18,851.81$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 139 108.97 15,146.83$ 7/33

TRADES FOR RELEVANT PERIOD Appendix 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 108.97 1,198.67$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 84 108.97 9,153.48$ 27-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 383 108.97 41,735.51$ 27-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,364 - -$ 27-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 270 - -$ 27-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 102 106.00 10,812.00$ 27-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,611 - -$ 30-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (348) 107.13 37,281.24$ 30-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (12) 107.13 1,285.56$ 30-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (128) 107.13 13,712.64$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,301) 106.84 139,001.51$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 106.46 4,152.10$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 107.05 8,992.48$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 107.13 535.65$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 107.13 3,535.29$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 107.13 1,178.43$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,544) 107.13 272,538.72$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (193) 107.13 20,676.09$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,532) 107.13 699,773.16$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58,543) 107.13 6,271,711.59$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (182) 108.97 19,832.54$ 30-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 107.13 214.26$ 30-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (250) 107.13 26,782.50$ 30-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (44) 107.13 4,713.72$ 30-Jun-25 J.P. MORGAN SECURITIES PLC Equity Sell (2,880) 106.89 307,834.56$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,503 107.13 268,146.39$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 107.13 3,535.29$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,519 107.04 269,621.87$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 107.20 3,537.54$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 107.15 1,928.72$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,660 107.03 284,703.51$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31,191 107.13 3,341,532.00$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 107.05 6,529.88$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 73,406 107.08 7,860,081.93$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 218 106.81 23,284.28$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,169 107.10 2,481,403.68$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,000 106.75 1,067,531.51$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,979 106.89 959,799.25$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,842 106.87 196,862.28$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 107.13 1,178.43$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 107.13 535.65$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 107.13 7,713.36$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 107.13 3,535.29$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,544 107.13 272,538.72$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 193 107.13 20,676.09$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 106 107.13 11,355.78$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,532 107.13 699,773.16$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 58,543 107.13 6,271,711.59$ 30-Jun-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 106.94 3,315.22$ 30-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 250 107.13 26,782.50$ 30-Jun-25 J.P. MORGAN SECURITIES PLC Equity Buy 44 107.13 4,713.72$ 30-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (141) 107.13 15,105.33$ 30-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 151 107.26 16,196.26$ 30-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 42 107.26 4,504.92$ 30-Jun-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 4,702 107.26 504,336.52$ 30-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 222 107.26 23,811.72$ 30-Jun-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 10 107.26 1,072.60$ 30-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Buy 1,955 107.13 209,439.15$ 30-Jun-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 531 - -$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,000) 106.04 2,120,754.20$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,152) 106.12 865,090.24$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,977) 106.12 315,919.24$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (413) 106.12 43,827.56$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (291) 105.87 30,808.30$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,056) 106.12 112,062.72$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 106.06 5,408.92$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 106.12 1,167.32$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,125) 106.12 1,392,825.00$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,341) 106.12 354,546.92$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,629) 106.12 2,189,149.48$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,845) 106.12 1,044,751.40$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (214) 106.12 22,709.68$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,519) 107.13 269,860.47$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 107.13 3,642.42$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 107.13 2,249.73$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 635 106.12 67,386.20$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 952 106.14 101,046.45$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 101 106.02 10,707.58$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,832 105.94 194,085.41$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,657 105.80 1,127,537.85$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 105.82 423.28$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 105.75 34,369.71$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,417 105.74 2,158,837.58$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,642 106.02 2,824,477.82$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 105.79 1,586.90$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,000 105.79 1,163,677.17$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 106.15 2,229.15$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,341 105.91 353,861.92$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 208 105.69 21,982.69$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,125 106.12 1,392,825.00$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,341 106.12 354,546.92$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,629 106.12 2,189,149.48$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 214 106.12 22,709.68$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 187 106.12 19,844.44$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 535 105.56 56,475.30$ 1-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 372 105.33 39,181.10$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,868) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (552) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (180,000) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,006) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,408) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,993) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (81,903) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (60,000) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,927) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,000) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (44,218) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (587) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (27,922) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (130,757) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (12,028) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (41,027) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,500) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30,000) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (66) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (132,600) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,019) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30,000) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,321) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (519) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (27,611) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (43,189) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,346) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,020) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30,888) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,700) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (71) - -$ 8/33

TRADES FOR RELEVANT PERIOD Appendix 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,906) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,705) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,613) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,163) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,813) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,533) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (17,694) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (56) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,500) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 1-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 670,000 - -$ 1-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 32 105.49 3,375.61$ 1-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Buy 599 105.49 63,187.25$ 1-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 4,092 - -$ 1-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Sell (2,048) 105.98 217,047.04$ 1-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,589 106.12 168,624.68$ 1-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 810 - -$ 1-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,041) 105.98 110,325.18$ 1-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 104,000 - -$ 1-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 48,000 - -$ 1-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 420,000 - -$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 107.27 12,014.42$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (164) 108.13 17,733.21$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23,290) 108.30 2,522,307.00$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (703) 107.91 75,863.55$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 107.81 5,498.35$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,953) 108.30 319,809.90$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,000) 108.65 108,646.67$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (646) 108.30 69,961.80$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,620) 108.30 500,346.00$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (957) 108.07 103,425.66$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,587) 108.30 929,972.10$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,853) 108.30 200,679.90$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 108.30 1,083.00$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60,905) 108.30 6,596,011.50$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 108.30 324.90$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,799) 108.30 1,061,231.70$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,663) 108.30 1,588,002.90$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46,637) 108.30 5,050,787.10$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (774) 106.12 82,136.88$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,119) 106.12 118,748.28$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 106.12 106.12$ 2-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 16 106.00 1,695.92$ 2-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 389 106.00 41,235.14$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 870 108.30 94,221.00$ 2-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 46 108.30 4,981.80$ 2-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 41 108.30 4,440.30$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 162 108.11 17,514.11$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,456 108.30 265,984.80$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,072 106.98 114,686.99$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 774 107.32 83,066.07$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 252 108.17 27,259.82$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,912 106.68 950,769.62$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 922 106.18 97,897.96$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 73,331 108.17 7,932,210.31$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,194 107.89 344,595.47$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 107.63 1,291.56$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,252 107.71 1,750,574.20$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,445 107.83 1,018,437.28$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 192 107.08 20,559.37$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,131 108.00 986,109.91$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 108.30 1,191.30$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 60,905 108.30 6,596,011.50$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 108.30 324.90$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,799 108.30 1,061,231.70$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,663 108.30 1,588,002.90$ 2-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 635 107.87 68,499.67$ 2-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,463) - -$ 2-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (71) - -$ 2-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 117 106.18 12,423.06$ 2-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 270 - -$ 2-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 2,188 106.18 232,321.84$ 2-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (48,000) - -$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36,393) 110.27 4,012,888.05$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (315) 109.30 34,427.99$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,924) 109.75 211,162.33$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 110.43 4,196.15$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (310) 110.44 34,236.03$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,696) 109.33 294,756.45$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,429) 110.15 157,398.05$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 109.34 1,202.74$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (259) 110.44 28,603.24$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 110.15 16,962.69$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (635) 110.43 70,122.25$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (293) 109.34 32,037.81$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 110.77 1,107.70$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (97) 110.77 10,744.69$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (105) 108.30 11,371.50$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,620 110.00 2,928,106.08$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 628 110.74 69,546.54$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 755 110.23 83,226.77$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74,724 110.15 8,230,680.32$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 110.25 441.00$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 814 110.00 89,541.89$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,292 109.72 361,197.60$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,000 109.30 1,093,004.54$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,970 110.06 767,088.38$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 110.77 1,107.70$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 97 110.77 10,744.69$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 91 110.68 10,071.88$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 294 109.91 32,313.18$ 3-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 406 110.11 44,704.38$ 3-Jul-25 J.P. MORGAN SE Equity Buy 12,743 110.25 1,404,915.75$ 3-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,364 - -$ 3-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,046 - -$ 3-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (297) 110.25 32,744.25$ 3-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,364 - -$ 3-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,046 - -$ 3-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 912 110.51 100,785.12$ 3-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (66,800) - -$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,286) 108.80 248,716.80$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,079) 108.80 443,795.20$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 108.80 1,088.00$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 108.80 1,523.20$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 108.80 435.20$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,000) 109.00 1,090,000.00$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,853) 108.80 201,606.40$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 108.50 6,944.28$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 108.26 4,655.37$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 108.27 1,299.28$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,076) 108.80 334,668.80$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,184) 110.25 130,536.00$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 110.25 2,094.75$ 4-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (65) 108.80 7,072.00$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,286 108.80 248,716.80$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,079 108.80 443,795.20$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 108.80 1,088.00$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 108.80 1,523.20$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 108.80 435.20$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 287 108.80 31,225.60$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,143 108.23 340,176.83$ 9/33

TRADES FOR RELEVANT PERIOD Appendix 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,263 108.50 245,531.59$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 341 108.63 37,041.69$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 108.54 3,147.53$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,461 108.22 266,339.45$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 108.70 3,804.66$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 108.68 7,498.58$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,184 108.57 128,550.45$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,014 108.22 2,165,964.75$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,268 108.40 1,438,274.90$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,548 108.62 711,218.56$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 82 108.64 8,908.63$ 4-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,294 108.29 248,426.89$ 4-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 65 108.80 7,072.00$ 4-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 4-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (31,408) - -$ 4-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (51,303) - -$ 4-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 4-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (423) 108.31 45,815.13$ 4-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (136) 108.31 14,730.16$ 4-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (233) 108.31 25,236.23$ 4-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 80,000 - -$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (926) 108.62 100,582.12$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,000) 108.88 2,177,541.24$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,486) 108.78 161,652.35$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,853) 108.62 309,892.86$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,406) 108.62 1,347,539.72$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 108.62 1,086.20$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,682) 108.62 182,698.84$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (183) 108.62 19,877.46$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,161) 108.62 126,107.82$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 108.62 543.10$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (898) 108.80 97,702.40$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,000) 108.80 3,264,000.00$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 108.80 10,227.20$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,391) 108.62 1,128,670.42$ 7-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 55 108.62 5,974.10$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,058 108.62 332,159.96$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 94 108.67 10,214.74$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,228 108.34 241,385.25$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 374 108.90 40,728.50$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 146 108.77 15,880.20$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 166 108.98 18,090.33$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,670 108.60 2,353,319.29$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,735 108.69 1,166,827.00$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 108.70 3,913.09$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 898 108.71 97,617.92$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,724 108.97 296,823.38$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,094 108.62 336,070.28$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,189 108.85 564,828.25$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 108.98 7,628.56$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 121 108.62 13,142.53$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 617 108.65 67,037.42$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,853 108.62 309,892.86$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,406 108.62 1,347,539.72$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 59 108.94 6,427.63$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,682 108.62 182,698.84$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 183 108.62 19,877.46$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 108.62 543.10$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 73 108.35 7,909.74$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 73 108.73 7,937.12$ 7-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 108.82 7,617.71$ 7-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,062 109.03 115,793.15$ 7-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,240) 108.62 134,688.80$ 7-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,241 - -$ 7-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 45,048 - -$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,920) 108.19 1,830,574.80$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (341) 108.19 36,892.79$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (41) 108.19 4,435.79$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,382) 108.19 1,664,178.58$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,691) 108.19 832,089.29$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,153) 108.19 665,693.07$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,370) 108.19 256,410.30$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,185) 108.19 128,205.15$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 106.61 32,835.88$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 107.87 3,559.79$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,684) 106.71 286,408.87$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 107.73 4,093.57$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,004) 107.74 215,904.14$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 107.69 16,584.05$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (729) 108.62 79,183.98$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (564) 108.62 61,261.68$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 976 108.19 105,593.44$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 345 108.19 37,325.55$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,382 108.19 1,664,178.58$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,691 108.19 832,089.29$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,153 108.19 665,693.07$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,370 108.19 256,410.30$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,185 108.19 128,205.15$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 307 107.63 33,043.28$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 341 107.65 36,708.02$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 564 107.64 60,707.76$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 769 107.05 82,318.92$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 308 107.71 33,174.87$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,824 107.66 304,033.25$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 107.89 1,941.94$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42,198 108.11 4,561,931.38$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 57 107.67 6,137.32$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 107.83 1,509.62$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 107.87 2,588.77$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,049 107.57 220,417.98$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,102 106.49 223,846.79$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 190 107.97 20,514.26$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 107.99 7,667.03$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 107.93 7,986.74$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 107.93 7,986.88$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 107.94 7,987.62$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 108.05 7,563.46$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 107.84 7,979.83$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 108.05 7,995.39$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 108.01 7,668.53$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 108.04 7,995.22$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 107.67 7,967.91$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 108.02 7,993.82$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 107.51 7,955.66$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 107.99 7,667.06$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 107.98 7,990.58$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 107.95 7,772.26$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 108.00 7,992.06$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 107.96 7,988.73$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 108.05 7,995.42$ 8-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 108.00 7,668.33$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,114) - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,221) - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,910) - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (19,245) - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (26,888) - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,290) - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 19,245 - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,681 - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 5,076 - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,295 - -$ 10/33

TRADES FOR RELEVANT PERIOD Appendix 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 145 - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 229 - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 819 - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 48,826 - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 71 - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,869 - -$ 8-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 40,000 - -$ 8-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 115 106.61 12,260.15$ 8-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,364 - -$ 8-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 2,650 108.19 286,703.50$ 8-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 270 - -$ 8-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (3,758) 108.19 406,578.02$ 8-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 81,000 - -$ 8-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (104,000) - -$ 8-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,180) - -$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (471) 107.59 50,674.89$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (974) 108.75 105,922.15$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 108.74 217.48$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,076) 107.59 330,946.84$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,090) 107.71 225,111.13$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (672) 107.66 72,344.33$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (121) 108.83 13,168.36$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (748) 108.19 80,926.12$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (255) 108.19 27,588.45$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (3,362) 107.59 361,717.58$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 290 107.59 31,201.10$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 416 107.59 44,757.44$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 471 107.59 50,674.89$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 89 108.84 9,686.32$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 43 108.92 4,683.56$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,429 108.88 264,464.88$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 107.59 2,582.16$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 374 108.59 40,612.05$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 748 107.90 80,707.86$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 94 108.29 10,179.37$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,437 108.36 480,800.22$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,764 108.37 191,171.21$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 86 108.18 9,303.90$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 108.03 12,855.87$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 107.93 7,663.09$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 108.12 6,595.06$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 108.02 7,993.29$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (10,000) - -$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (1,250,000) - -$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (40,000) - -$ 9-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (30,000) - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 16,939 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 18,231 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 354,830 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 162,171 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 300,829 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 18,751 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 181,412 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 26,837 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 125,000 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,188 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,198 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 25,587 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 11,485 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,221 - -$ 9-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 60,707 - -$ 9-Jul-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 9,828 108.72 1,068,536.52$ 9-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 27 108.19 2,921.13$ 9-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Sell (1,253) 108.19 135,562.07$ 9-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (47,059) - -$ 9-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,368) - -$ 10-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (95) 108.62 10,318.90$ 10-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (39) 108.62 4,236.18$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,902) 108.62 532,455.24$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,404) 108.62 804,222.48$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 108.75 8,700.09$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 108.62 3,367.22$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (456) 108.00 49,248.00$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,274) 108.62 1,333,201.88$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 107.59 1,613.85$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (735) 107.59 79,078.65$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 107.59 6,562.99$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 882 108.62 95,802.84$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,902 108.62 532,455.24$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,404 108.62 804,222.48$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 108.47 216.94$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,402 108.59 803,807.88$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 108.64 5,975.26$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 735 108.76 79,939.98$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,836 108.67 2,155,618.45$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 141 108.64 15,318.58$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 108.51 2,604.30$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 108.53 542.65$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,873 108.55 528,973.18$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,574 108.63 279,617.99$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 96 108.65 10,430.29$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 683 108.45 74,069.26$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,230 108.00 132,840.00$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 506 108.62 54,961.72$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 108.57 5,536.82$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,455 108.58 375,154.70$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,810 108.72 1,501,473.12$ 10-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 7,600 - -$ 10-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 57 - -$ 10-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (551) 108.62 59,849.62$ 10-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,449 108.62 157,390.38$ 10-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,998 - -$ 10-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (41,400) - -$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 111.43 334.28$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (168) 111.43 18,720.82$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (19) 111.52 2,118.86$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (76) 111.73 8,491.59$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (94) 111.44 10,475.77$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (6) 111.67 670.03$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (6) 111.59 669.51$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 111.50 111.50$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (9) 111.52 1,003.65$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 111.17 222.34$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (17) 111.12 1,888.99$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 111.05 111.05$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 111.14 333.43$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (5) 111.13 555.63$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (5) 111.06 555.28$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 111.01 111.01$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 111.01 111.01$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (6) 111.05 666.28$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (135) 111.10 14,998.50$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (7) 111.10 777.70$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 111.10 111.10$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (7) 111.10 777.70$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,930) 111.10 214,423.00$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,972) 111.10 330,189.20$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 111.34 2,004.12$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (275) 110.75 30,456.72$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41) 111.35 4,565.22$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (279) 111.34 31,065.19$ 11/33

TRADES FOR RELEVANT PERIOD Appendix 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,267) 111.41 363,967.35$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (148) 111.41 16,488.62$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,228) 111.10 1,025,230.80$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (204) 111.21 22,687.68$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 111.10 1,111.00$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (66) 111.10 7,332.60$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 111.10 444.40$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (486) 108.62 52,789.32$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 108.62 11,730.96$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,751) 111.28 194,844.10$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,930 111.10 214,423.00$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,972 111.10 330,189.20$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 223 111.27 24,812.99$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,247 111.23 138,699.45$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,184 111.55 132,077.29$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,967 111.39 219,097.83$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 312 111.37 34,748.84$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,139 111.34 349,485.68$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 238 111.61 26,564.13$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42,822 111.22 4,762,593.98$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 130 111.38 14,479.45$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,552 111.51 619,083.92$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 111.10 444.40$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 626 111.15 69,576.84$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 111.10 1,111.00$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 66 111.10 7,332.60$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 111.10 444.40$ 11-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 83 111.23 9,232.11$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 7,528 - -$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 12,513 - -$ 11-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 23,959 - -$ 11-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (361) 111.00 40,071.00$ 11-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (48) 111.00 5,328.00$ 11-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Sell (171) 111.00 18,981.00$ 11-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (17,493) - -$ 11-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (531) - -$ 11-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (51,500) - -$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (228) 111.74 25,476.72$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,316) 111.74 817,489.84$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (152) 111.74 16,984.48$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 112.05 4,482.03$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (181) 112.22 20,311.16$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,342) 111.92 821,733.46$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (134) 112.35 15,054.24$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (761) 112.00 85,232.00$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 112.01 336.04$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 111.79 3,577.27$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (129) 111.98 14,444.82$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (68) 112.43 7,644.95$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,614) 111.74 515,568.36$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 112.31 8,310.99$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (285) 111.10 31,663.50$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 111.10 11,221.10$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (191) 111.74 21,342.34$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (93) 111.74 10,391.82$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (38) 111.74 4,246.12$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 228 111.74 25,476.72$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,316 111.74 817,489.84$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,395 112.08 1,277,133.57$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 692 111.75 77,333.36$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 285 112.52 32,068.41$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 282 112.28 31,662.18$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,049 111.99 229,468.83$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 534 112.07 59,843.56$ 14-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 191 111.74 21,342.34$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 38 111.74 4,246.12$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,943 111.80 217,219.63$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (26,698) - -$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,209) - -$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (101,955) - -$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (102,353) - -$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (13,824) - -$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,350 - -$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 18,661 - -$ 14-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 150,989 - -$ 14-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 52,398 112.18 5,878,196.27$ 14-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 2,038 112.18 228,630.18$ 14-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 2,308 112.18 258,919.75$ 14-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Buy 2,386 112.18 267,670.07$ 14-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 25,684 112.18 2,881,323.58$ 14-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 3,224 112.18 361,679.93$ 14-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,394 112.18 156,383.94$ 14-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 12 112.18 1,346.20$ 14-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,817 - -$ 14-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (27,765) - -$ 15-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (66) 110.28 7,278.48$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,498) 110.28 1,047,439.44$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,345) 110.28 148,326.60$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (861) 110.28 94,951.08$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,994) 110.28 219,898.32$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 110.47 4,860.88$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (587) 110.28 64,734.36$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (203) 110.49 22,429.86$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 110.47 2,540.83$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 110.51 331.53$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 110.78 2,215.60$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,937) 110.68 435,764.35$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,172) 110.18 680,052.22$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,767) 110.28 1,187,384.76$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (434) 110.28 47,861.52$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 111.74 2,011.32$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (503) 111.74 56,205.22$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,498 110.28 1,047,439.44$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,345 110.28 148,326.60$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,994 110.28 219,898.32$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 97 110.49 10,717.11$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,043 110.39 446,307.23$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 503 110.34 55,503.51$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 110.30 330.91$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 110.07 110.07$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 110.64 2,766.08$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,203 110.67 575,831.58$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,244 110.69 137,701.18$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,459 110.17 1,042,075.10$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 258 111.09 28,661.22$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 111.09 5,554.50$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 110.37 2,317.71$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 38 110.11 4,184.10$ 15-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 208 110.82 23,050.25$ 15-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,869) - -$ 15-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,074 - -$ 15-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 795 - -$ 15-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 28 111.09 3,110.52$ 15-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 270 - -$ 15-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 103 111.09 11,442.27$ 15-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (496) 110.28 54,698.88$ 15-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,883 - -$ 15-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,126) - -$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (772) 110.52 85,321.44$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (771) 110.52 85,210.92$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,500) 110.52 165,780.00$ 12/33

TRADES FOR RELEVANT PERIOD Appendix 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (926) 110.52 102,341.52$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 110.52 6,852.24$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,077) 110.52 340,070.04$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,036) 110.44 114,417.35$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,066) 110.52 338,854.32$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 110.10 2,862.72$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 110.07 2,201.30$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 110.30 2,978.15$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (281) 110.07 30,929.78$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,381) 110.52 1,699,908.12$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,755) 110.07 193,179.13$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (254) 110.29 28,012.81$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (612) 110.28 67,491.36$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 110.28 4,852.32$ 16-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 116 110.52 12,820.32$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,500 110.52 165,780.00$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 926 110.52 102,341.52$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 110.52 6,852.24$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 292 110.52 32,271.84$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 110.02 4,840.74$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61,755 110.46 6,821,614.10$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,538 110.01 1,379,266.46$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 110.19 330.57$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 612 110.10 67,380.29$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 110.00 2,750.00$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 110.17 12,118.44$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 110.15 771.04$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 110.23 6,724.03$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 107 110.19 11,790.33$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,656 110.13 182,376.69$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,237 110.66 358,208.98$ 16-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,799 110.78 199,294.66$ 16-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 4,352 110.52 480,983.04$ 16-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,460 - -$ 16-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,190 - -$ 16-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,014) - -$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (50) 110.98 5,549.00$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 110.98 110.98$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (16) 111.60 1,785.52$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 111.62 223.24$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 111.22 111.22$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 111.20 111.20$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (9) 111.10 999.90$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,684) 111.10 187,092.40$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,223) 111.10 913,575.30$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 112.01 112.01$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,499) 111.10 499,838.90$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 111.79 8,719.75$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,653) 111.10 183,648.30$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 111.57 5,355.15$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (172) 110.52 19,009.44$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 110.52 8,510.04$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (188) 111.00 20,868.00$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (474) 111.10 52,661.40$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (33) 111.10 3,666.30$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 111.10 111.10$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (170) 111.10 18,887.00$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,014 110.98 1,000,373.72$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,684 111.10 187,092.40$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,223 111.10 913,575.30$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45 111.10 4,999.50$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 111.65 12,728.29$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,846 110.98 204,869.08$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,213 111.52 246,802.36$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77,517 111.35 8,631,773.83$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 213 110.98 23,638.74$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 110.98 5,659.98$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,889 110.98 653,561.22$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 269 111.67 30,039.00$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,000 111.10 555,500.00$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 172 111.58 19,191.98$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,954 111.48 886,739.50$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 78 111.86 8,724.69$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,872 111.43 320,025.93$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 111.43 8,245.48$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,570 111.61 175,232.33$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,404 111.59 1,160,982.79$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 663 111.68 74,045.17$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 474 111.10 52,661.40$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 33 111.10 3,666.30$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 111.10 111.10$ 17-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (96) - -$ 17-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 60,000 - -$ 17-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,957 110.98 217,187.86$ 17-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (89) 110.98 9,877.22$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,536) 113.11 399,956.96$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,695) 113.11 3,245,691.45$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,176) 113.11 1,942,777.36$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23,142) 113.11 2,617,591.62$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 113.11 1,131.10$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,966) 112.97 335,075.71$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,000) 113.11 565,550.00$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,334) 113.11 603,328.74$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 112.02 448.08$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,813) 113.11 1,109,948.43$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 113.00 1,807.97$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (133) 111.10 14,776.30$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 111.10 9,776.80$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (124) 113.11 14,025.64$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,865) 111.10 2,318,101.50$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (13) 113.11 1,470.43$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,942) 113.11 219,659.62$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,084 113.11 122,611.24$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,536 113.11 399,956.96$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28,695 113.11 3,245,691.45$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 113.11 1,131.10$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,142 113.11 2,617,591.62$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50,492 113.14 5,712,884.02$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,921 113.18 330,600.31$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,109 113.18 125,521.92$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 138 111.88 15,438.79$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 96 113.18 10,865.68$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 88 112.93 9,937.43$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 113.00 8,361.88$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,426 113.22 274,660.22$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 113.16 113.16$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,678 113.22 2,907,207.82$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,186 113.18 134,233.60$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 138 112.50 15,524.74$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 13 113.11 1,470.43$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (670,000) - -$ 18-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (60,000) - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 124,024 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 113,150 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 766 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 4,334 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 89,626 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 208,281 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 8,576 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 105 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 37,497 - -$ 13/33

TRADES FOR RELEVANT PERIOD Appendix 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 38 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,278 - -$ 18-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 9,051 - -$ 18-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,149 112.21 128,929.29$ 18-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 42 112.21 4,712.82$ 18-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Sell (231) 112.21 25,920.51$ 18-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,013 - -$ 18-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,998) - -$ 18-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,700) - -$ 18-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,340) - -$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (870) 114.46 99,580.20$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 114.46 4,120.56$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,001) 114.46 1,602,554.46$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,318) 114.46 1,066,538.28$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,524) 114.46 288,897.04$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (489) 114.29 55,889.26$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,673) 114.50 1,451,067.18$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 114.47 3,777.37$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,218) 114.46 2,085,232.28$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,458) 114.64 281,774.84$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (205) 115.20 23,616.18$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (97) 114.56 11,112.49$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (875) 114.68 100,346.83$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (240) 114.46 27,470.40$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,524) 114.46 288,897.04$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 113.11 2,375.31$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 113.11 4,185.07$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,747) 113.11 1,102,483.17$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 113.11 2,940.86$ 21-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,302) 113.59 147,887.67$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 114.46 4,120.56$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,001 114.46 1,602,554.46$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 613 114.48 70,174.50$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 550 114.48 62,962.44$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 384 114.31 43,896.50$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 971 114.15 110,839.60$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 114.74 7,917.02$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 114.55 4,123.74$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 331 114.27 37,824.02$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 114.89 2,412.66$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 548 114.74 62,875.94$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 114.29 2,857.24$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27,906 114.50 3,195,184.06$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 614 114.49 70,294.05$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 109 114.34 12,462.65$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,253 114.46 1,173,558.38$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,393 114.46 159,442.78$ 21-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,648 114.91 304,294.39$ 21-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (733) - -$ 21-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,431) - -$ 21-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (419) - -$ 21-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (46,986) - -$ 21-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (271) - -$ 21-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,533 - -$ 21-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,213 - -$ 21-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow 31,888 - -$ 21-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 329 113.11 37,213.19$ 21-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,522 - -$ 21-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,248 - -$ 21-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,069) - -$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (396) 118.32 46,854.72$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,485) 118.32 530,665.20$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,015) 118.32 1,303,294.80$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (195) 118.32 23,072.40$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (851) 117.92 100,353.45$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,078) 118.17 1,190,934.81$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,181) 117.45 256,157.69$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,229) 118.32 1,091,975.28$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (259) 117.75 30,496.61$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (521) 117.58 61,257.04$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (652) 116.81 76,161.20$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (248) 117.81 29,217.08$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (119) 116.84 13,904.04$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 117.86 2,946.40$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,964) 117.35 465,159.64$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,163) 114.46 133,116.98$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,227) 114.46 369,362.42$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 114.46 9,385.72$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (172) 114.46 19,687.12$ 22-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 203 118.32 24,018.96$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,485 118.32 530,665.20$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,015 118.32 1,303,294.80$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,770 117.64 325,851.45$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 117.92 1,768.79$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65 117.75 7,653.75$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 90,372 118.07 10,670,163.12$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 457 117.64 53,760.27$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,354 117.27 276,050.80$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 162 117.96 19,108.89$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 82 117.92 9,669.81$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 544 117.89 64,131.60$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,875 117.78 1,398,621.37$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,578 118.12 186,394.52$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,870 117.95 1,989,834.82$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,612 117.95 426,039.32$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,782 117.97 446,147.79$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,119 118.34 487,433.18$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 163 118.34 19,289.05$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,038 118.12 1,303,786.48$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,371 118.12 280,057.78$ 22-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 950 116.24 110,426.29$ 22-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 12,143 118.32 1,436,759.76$ 22-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 563 118.32 66,614.16$ 22-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (276) 118.32 32,656.32$ 22-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,460 - -$ 22-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 310,000 - -$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,067) 119.47 246,944.49$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 119.47 5,495.62$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,062) 119.47 1,441,047.14$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,466) 119.47 414,083.02$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (176) 120.00 21,120.00$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 121.43 971.44$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,162) 121.36 262,386.20$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (117) 120.38 14,084.46$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (90) 120.00 10,800.00$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (167) 120.52 20,127.61$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 120.05 5,282.03$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (424) 121.42 51,483.25$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (107) 121.28 12,976.96$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (202) 121.20 24,482.00$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,181) 119.47 857,914.07$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,282) 118.32 506,646.24$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 118.32 2,366.40$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,746) 118.32 1,271,466.72$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (85) 118.32 10,057.20$ 23-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (940) 119.47 112,301.80$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,677 119.47 200,351.19$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,067 119.47 246,944.49$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46 119.47 5,495.62$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,903 119.47 2,377,811.41$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,062 119.47 1,441,047.14$ 14/33

TRADES FOR RELEVANT PERIOD Appendix 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 466 119.49 55,681.36$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,418 119.72 648,628.97$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,586 120.93 1,280,171.13$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 56 120.11 6,726.02$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,093 119.50 369,623.53$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 181 120.53 21,816.83$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 508 120.68 61,303.62$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 119.93 2,518.48$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,236 120.32 509,664.70$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 120.88 604.40$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 120.49 2,650.74$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 478 119.91 57,315.69$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,527 119.47 2,571,830.69$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 82,500 119.57 9,864,363.14$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 613 119.75 73,405.77$ 23-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 118.32 118.32$ 23-Jul-25 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Sell (10,004) 121.23 1,212,815.93$ 23-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 271 - -$ 23-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (459) 120.00 55,080.00$ 23-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,645) 119.47 196,528.15$ 23-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 229 - -$ 23-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,500 - -$ 23-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 27,779 - -$ 23-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 23-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (390,000) - -$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (718) 119.53 85,822.54$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59) 119.53 7,052.27$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,114) 119.53 252,686.42$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (675) 119.86 80,905.50$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,871) 119.86 2,261,878.06$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 119.86 11,506.56$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 119.86 1,198.60$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (315) 119.06 37,504.17$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (218) 119.86 26,129.48$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (388) 119.40 46,328.38$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,077) 119.86 368,809.22$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,184) 119.88 381,711.19$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 119.37 358.12$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 119.50 239.00$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 119.13 5,480.15$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,423) 119.91 1,369,691.71$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (649) 119.33 77,445.35$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,319) 119.86 158,095.34$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 120.30 12,030.00$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (93) 119.53 11,116.29$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (213) 119.77 25,511.70$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 120.16 2,883.80$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,264) 119.86 511,092.90$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 119.86 7,431.32$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (466) 119.47 55,673.02$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (89) 119.47 10,632.83$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,000) 119.47 716,820.00$ 24-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,532) 118.91 182,172.88$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 675 119.86 80,905.50$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18,871 119.86 2,261,878.06$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 119.86 1,198.60$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 89 119.12 10,601.49$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 120.15 12,015.00$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,907 119.81 1,067,181.37$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,845 119.53 220,532.85$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 78,422 119.89 9,402,364.83$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,278 120.35 1,116,609.16$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,402 119.68 1,244,924.10$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 120.67 7,481.44$ 24-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,753 119.86 689,554.58$ 24-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,000) - -$ 24-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (53) 119.53 6,335.09$ 24-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 29 119.53 3,466.37$ 24-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 250 - -$ 24-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 43,000 - -$ 24-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 93,410 - -$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 118.86 7,250.46$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 118.86 356.58$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 118.86 1,188.60$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,522) 118.27 416,536.85$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (130) 118.52 15,407.78$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (90) 118.45 10,660.90$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (168) 118.40 19,891.21$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (173) 118.56 20,510.88$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (180) 118.37 21,307.29$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31,293) 119.86 3,750,778.98$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (480) 119.86 57,532.80$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,783) 119.86 693,150.38$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,548) 118.86 302,855.28$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,550) 118.86 303,093.00$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (214) 118.86 25,436.04$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 118.86 7,250.46$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 118.86 3,803.52$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 118.86 1,188.60$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 118.86 356.58$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,630 118.86 312,601.80$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 569 119.02 67,722.39$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,072 118.39 126,915.73$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28,188 118.82 3,349,158.77$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 107 118.96 12,728.72$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 225 118.27 26,610.80$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 148 117.83 17,438.84$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 480 118.50 56,879.67$ 25-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 110 117.76 12,953.64$ 25-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 272 118.71 32,288.06$ 25-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 3,374 118.56 400,010.83$ 25-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 129 118.95 15,344.43$ 25-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (23,700) - -$ 25-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 4,176 - -$ 25-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (81) 117.83 9,544.23$ 25-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (23,798) - -$ 25-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,248) - -$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (647) 116.95 75,666.65$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,350) 116.95 274,832.50$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 116.95 1,169.50$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 116.95 935.60$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60,803) 117.10 7,119,927.81$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (76) 117.35 8,918.40$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,504) 117.70 883,209.20$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 117.36 9,036.54$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 117.34 938.72$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (349) 118.86 41,482.14$ 28-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,009) 116.95 118,002.55$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,350 116.95 274,832.50$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 129 116.95 15,086.55$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 116.95 1,169.50$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 116.95 935.60$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 242 116.97 28,307.56$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 135 117.07 15,804.21$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,075 116.95 359,621.25$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,550 117.79 889,338.57$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 99 118.32 11,713.68$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,879 117.09 220,017.30$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 623 117.50 73,203.17$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 349 117.47 40,997.90$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 336 117.13 39,354.24$ 15/33

TRADES FOR RELEVANT PERIOD Appendix 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,643 117.73 1,370,739.02$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,610 117.73 189,546.49$ 28-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 113 117.96 13,329.69$ 28-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 127 118.32 15,026.64$ 28-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,600) - -$ 28-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (43,000) - -$ 28-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,500) - -$ 28-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,769 - -$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (433) 116.93 50,630.69$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,489) 116.93 291,038.77$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,241) 116.93 145,110.13$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (255) 116.93 29,817.15$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 116.93 1,169.30$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59,121) 117.06 6,920,513.65$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (67) 116.93 7,834.31$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,808) 116.98 211,496.48$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,825) 116.93 330,327.25$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 117.35 5,398.14$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,519) 117.10 177,878.39$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (137) 116.32 15,936.35$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,071) 116.93 125,232.03$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 117.09 13,113.56$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (858) 117.11 100,480.86$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (432) 116.93 50,513.76$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (784) 116.95 91,688.80$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,489 116.93 291,038.77$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,241 116.93 145,110.13$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 116.93 5,963.43$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 116.93 1,169.30$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 255 116.93 29,817.15$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,417 117.23 400,571.61$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 830 117.47 97,503.30$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 117.19 1,523.42$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 452 117.17 52,960.59$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 116.95 1,754.28$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,851 117.18 216,898.45$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 318 117.23 37,278.37$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,025 117.44 120,377.21$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,398 117.44 868,829.87$ 29-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 215 116.93 25,139.95$ 29-Jul-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,174 117.48 137,918.23$ 29-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Sell (19,184) 116.93 2,243,185.12$ 29-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (201) 116.93 23,502.93$ 29-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,190 - -$ 29-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (263) 116.93 30,752.59$ 29-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,401) - -$ 29-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (795) - -$ 29-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (33,769) - -$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (93) 115.81 10,770.33$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,556) 115.81 296,010.36$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (54) 116.63 6,297.95$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,386) 116.57 161,560.94$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 116.86 1,986.62$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,547) 115.81 179,158.07$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,965) 115.83 343,428.36$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (89) 116.50 10,368.50$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,613) 115.81 534,231.53$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 116.93 1,637.02$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (147) 115.81 17,024.07$ 30-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,278) 116.57 148,974.93$ 30-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (336) 115.81 38,912.16$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 93 115.81 10,770.33$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,556 115.81 296,010.36$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 403 115.81 46,671.43$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 802 115.81 92,879.62$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 324 116.75 37,828.59$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 117.24 1,641.38$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 116.30 1,744.50$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 930 116.28 108,137.78$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 332 116.41 38,648.07$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 116.33 5,467.55$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 307 116.29 35,701.90$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 116.58 1,865.28$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,024 116.76 119,558.21$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,234 116.29 259,782.82$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 244 116.26 28,368.40$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 132 116.25 15,344.93$ 30-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 423 116.15 49,132.65$ 30-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 735 116.50 85,627.50$ 30-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (610) 116.50 71,065.00$ 30-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,825 - -$ 30-Jul-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 271 - -$ 30-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (44,860) - -$ 30-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,000) - -$ 30-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (27,394) - -$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51,517) 111.92 5,765,635.56$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (403) 112.71 45,422.13$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 112.15 13,458.09$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 113.05 10,852.91$ 31-Jul-25 J.P. MORGAN SECURITIES PLC Equity Sell (8,827) 111.70 985,975.90$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,185) 111.70 914,264.50$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22,879) 111.70 2,555,584.30$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (626) 115.81 72,497.06$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 171 112.60 19,255.12$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,587 111.87 625,000.13$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,356 112.49 152,530.23$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 104 112.98 11,749.59$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,650 113.09 186,595.23$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 722 112.79 81,435.31$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,411 112.10 382,376.72$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 121 112.36 13,595.25$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27,629 111.70 3,086,159.30$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 163 113.34 18,474.53$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,364 112.74 2,183,086.59$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,500 112.51 618,793.86$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,522 112.30 283,214.47$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,185 111.70 914,264.50$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,879 111.70 2,555,584.30$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 171 111.70 19,100.70$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,497 112.03 503,785.04$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 482 112.14 54,052.46$ 31-Jul-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,359 111.70 263,500.30$ 31-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (86,716) - -$ 31-Jul-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,910) - -$ 31-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 814 111.90 91,085.05$ 31-Jul-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 100 112.71 11,271.00$ 31-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 100 - -$ 31-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 100 - -$ 31-Jul-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,100 - -$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,775) 110.90 418,647.50$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,862) 110.90 871,895.80$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 111.90 1,119.00$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (83) 110.90 9,204.70$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,927) 112.97 1,121,492.10$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (408) 111.77 45,601.69$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (98,579) 111.26 10,968,286.76$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (171) 112.26 19,197.21$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 111.63 1,227.98$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 111.10 9,110.30$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (406) 111.23 45,160.21$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (666) 112.09 74,651.99$ 16/33

TRADES FOR RELEVANT PERIOD Appendix 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (66) 112.54 7,427.44$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 111.60 5,133.62$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,660) 111.92 409,635.18$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,516) 111.14 835,351.88$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (277) 111.70 30,940.90$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,775 110.90 418,647.50$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,862 110.90 871,895.80$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 111.47 12,261.74$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 292 111.67 32,606.78$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 553 111.42 61,613.92$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 111.47 3,567.04$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,075 110.90 341,017.50$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,500 112.01 2,520,212.67$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 158 111.56 17,625.94$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 64 111.12 7,111.68$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,159 111.72 688,103.00$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,219 110.90 1,133,287.10$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,705 111.63 301,968.10$ 1-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,181 111.35 131,503.09$ 1-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 332 110.90 36,818.80$ 1-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,001) - -$ 1-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 15,410 - -$ 1-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,691 - -$ 1-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 9,309 - -$ 1-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 1-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,537 - -$ 1-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 32 111.40 3,564.80$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Buy 2,899 111.40 322,948.60$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Buy 3,970 110.90 440,273.00$ 1-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 5,840 - -$ 1-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 542 - -$ 1-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 813 - -$ 1-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,084 - -$ 1-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,355 - -$ 1-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 8 111.40 891.20$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,639 - -$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,311 - -$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,633 - -$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,417 - -$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 468 - -$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,340 - -$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 27,341 - -$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 76,077 - -$ 1-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 39,558 - -$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,292) 111.39 366,695.88$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,903) 111.39 434,755.17$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,524) 111.39 392,555.28$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (372) 110.88 41,248.56$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (379) 111.51 42,262.28$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,564) 110.88 395,190.04$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,150) 111.39 685,048.50$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (450) 111.40 50,130.02$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 111.26 8,566.75$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,015) 111.39 1,672,575.85$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 110.90 2,883.40$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,731) 111.39 192,816.09$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 787 111.41 87,681.46$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,292 111.39 366,695.88$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,903 111.39 434,755.17$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 134 111.39 14,926.26$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 644 111.46 71,781.91$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 93 111.11 10,333.23$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 430 111.19 47,810.73$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,496 111.35 1,168,778.37$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 110.74 2,436.37$ 4-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,000 110.92 1,109,158.25$ 4-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 3,910 111.06 434,227.79$ 4-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 4-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (114,953) - -$ 4-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30,000) - -$ 4-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,587) - -$ 4-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (38) - -$ 4-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,555 - -$ 4-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 13,877 111.15 1,542,378.59$ 4-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32,430) - -$ 4-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 275,712 - -$ 4-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,693 - -$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (217) 111.87 24,275.79$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 112.00 4,816.00$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,417) 111.87 1,836,583.15$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,664) 112.72 1,427,547.56$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (679) 112.27 76,234.59$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (91) 111.39 10,136.49$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,256) 111.87 476,118.72$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,899) 111.87 1,554,881.13$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (787) 111.39 87,663.93$ 5-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (2,139) 112.48 240,597.50$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,197 111.89 469,612.40$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 81 112.40 9,104.07$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,139 112.63 466,163.74$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 461 112.26 51,749.92$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,745 112.49 1,433,627.51$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,528 112.23 508,195.25$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 112.39 4,045.99$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,364 112.37 378,004.99$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 307 112.00 34,384.00$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 200 112.40 22,480.29$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 693 112.24 77,784.40$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,908 112.28 438,795.48$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,000 112.27 561,345.28$ 5-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 310 112.46 34,863.37$ 5-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 90 111.87 10,068.30$ 5-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,157 112.37 130,007.78$ 5-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 6,512 112.46 732,322.88$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 733 112.30 82,313.11$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 112.26 2,806.60$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,256 111.87 476,118.72$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,899 111.87 1,554,881.13$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 111.87 1,678.05$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 111.87 3,915.45$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37,681 112.29 4,231,322.10$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 332 112.29 37,281.36$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,261 112.29 590,774.81$ 5-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 68 112.18 7,628.45$ 5-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,000 - -$ 5-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,641) 112.00 183,792.00$ 5-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,139 111.87 127,419.93$ 5-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 350 111.87 39,154.50$ 5-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,825 - -$ 5-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,285 - -$ 5-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 108 112.00 12,096.00$ 5-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 7 112.00 784.00$ 5-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (523) - -$ 5-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 34,054 - -$ 5-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,175) - -$ 5-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,763) - -$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 112.22 5,611.00$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,000) 113.38 1,133,766.44$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 112.50 1,912.50$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,224) 112.95 1,493,650.80$ 6-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (332) 112.95 37,499.40$ 17/33

TRADES FOR RELEVANT PERIOD Appendix 6-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (410) 112.95 46,309.50$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,673) 112.95 640,765.35$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,904) 112.95 1,231,606.80$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,199) 112.95 248,377.05$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 111.87 3,467.97$ 6-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (91) 112.95 10,278.45$ 6-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,695) 112.49 190,678.86$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 112.11 6,838.86$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,077 112.95 3,397,197.15$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 152 113.52 17,255.18$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 302 113.45 34,261.74$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 113.38 2,494.33$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,638 113.30 638,793.94$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,908 113.12 442,079.37$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 113.27 3,511.37$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,486 113.08 1,185,708.78$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 113.35 1,473.55$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 418 113.08 47,268.38$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,096 112.44 123,238.42$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 144 113.00 16,272.65$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 112.96 6,212.87$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,673 112.95 640,765.35$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,904 112.95 1,231,606.80$ 6-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 91 112.95 10,278.45$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 112.97 7,907.72$ 6-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,346 112.95 264,980.70$ 6-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 14 112.22 1,571.08$ 6-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,460 - -$ 6-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,088 - -$ 6-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 167 112.22 18,740.74$ 6-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 305,871 - -$ 6-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 91,758 - -$ 6-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,415) - -$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,641) 112.36 521,462.76$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 112.36 2,022.48$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,000) 112.35 1,348,232.41$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43,014) 112.36 4,832,838.40$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 112.42 1,573.88$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 112.20 561.00$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,743) 112.22 532,243.70$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (147) 112.82 16,585.16$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,842) 112.60 1,108,209.36$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (519) 113.00 58,647.00$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 113.00 339.00$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (481) 112.95 54,328.95$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,641 112.36 521,462.76$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,255 112.36 365,731.80$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 481 112.59 54,156.44$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 107 112.78 12,067.37$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,010 112.37 2,810,439.35$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 112.38 2,584.79$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 428 112.53 48,163.94$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 180 111.91 20,143.51$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,995 112.48 224,392.96$ 7-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,292 112.39 819,559.36$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 8,677 - -$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 38,400 - -$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 12,300 - -$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 9,700 - -$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 59,600 - -$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,905 - -$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 7-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 20,815 - -$ 7-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,460 - -$ 7-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,190 - -$ 7-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,000 - -$ 7-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (100) - -$ 7-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,840 - -$ 7-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,600 - -$ 7-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,255 - -$ 7-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,996 - -$ 7-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,808 - -$ 7-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,612) 113.62 524,015.44$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,000) 113.46 2,042,219.90$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (151) 113.12 17,080.37$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 113.17 1,018.56$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,131) 113.56 1,264,021.20$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (107) 112.99 12,089.71$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (170) 113.14 19,233.87$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (70) 113.02 7,911.58$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (47) 112.97 5,309.46$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (13) 112.93 1,468.03$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (38) 113.62 4,317.56$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (149) 112.84 16,813.01$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (59) 113.32 6,686.14$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (832) 113.30 94,269.48$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (80) 113.25 9,059.77$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (11) 112.94 1,242.29$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (487) 112.95 55,008.92$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 112.36 2,247.20$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (823) 112.36 92,472.28$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,162) 112.36 242,922.32$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,508) 112.87 170,211.43$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 66 113.62 7,498.92$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 112.70 2,028.60$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 113.13 905.06$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,619 112.79 182,606.74$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 127 113.03 14,355.12$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (950) - -$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 11,874 - -$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 5,972 - -$ 8-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 14,028 - -$ 8-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 33,000 - -$ 8-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,460 - -$ 8-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,088 - -$ 8-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 41 113.62 4,658.42$ 8-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 102 112.70 11,495.40$ 8-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 16 112.70 1,803.20$ 8-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,996 - -$ 8-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,996) - -$ 8-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 110,742 - -$ 8-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (289,027) - -$ 8-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,515) - -$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (321) 115.29 37,008.09$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 115.14 4,950.86$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (213) 115.33 24,566.07$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 115.27 5,187.08$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 115.11 2,647.54$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 114.28 7,885.32$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (328) 115.27 37,809.70$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 115.24 11,524.20$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (656) 114.78 75,294.80$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (294) 115.09 33,835.39$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (196) 115.21 22,581.98$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,090) 115.32 125,698.74$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,931) 115.29 453,204.99$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (974) 113.62 110,665.88$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 113.62 5,794.62$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,385) 115.29 159,676.65$ 11-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,437) 115.11 165,408.76$ 18/33

TRADES FOR RELEVANT PERIOD Appendix 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 240 115.21 27,651.47$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 115.26 2,651.01$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 333 115.18 38,355.78$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 115.30 1,037.70$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 115.29 691.74$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 115.24 806.66$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 115.23 1,152.33$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 115.24 1,037.14$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 115.26 345.77$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 115.39 923.08$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 115.38 1,153.79$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 115.45 2,886.36$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 115.52 462.08$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 115.44 1,154.40$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 115.30 2,421.31$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 291 115.29 33,549.39$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 114.89 5,859.56$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,925 115.28 798,281.02$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,398 115.22 621,939.51$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 115.27 5,763.50$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 115.16 1,381.97$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,322 115.22 613,184.10$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,931 115.29 453,204.99$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 56 115.29 6,456.24$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 531 115.28 61,213.73$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,503 115.29 173,283.61$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 115.36 5,075.81$ 11-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 115.28 8,531.03$ 11-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (585) 115.29 67,444.65$ 11-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (45,667) - -$ 11-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (80,959) - -$ 11-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (328,242) - -$ 11-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (112,497) - -$ 11-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (397) - -$ 11-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (69,660) - -$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,277) 116.72 149,051.44$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (152) 115.39 17,538.98$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 115.05 6,442.80$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (57) 114.48 6,525.18$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (412) 115.88 47,743.91$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,749) 116.72 320,863.28$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,354) 116.72 624,918.88$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 296 114.64 33,932.43$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,066 115.32 353,572.17$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,231 115.44 257,550.95$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 114.65 3,783.52$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27,500 115.18 3,167,369.56$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 731 115.71 84,587.25$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,058 114.73 580,284.63$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51,404 116.25 5,975,515.30$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,354 116.72 624,918.88$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 95 116.72 11,088.40$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 253 116.67 29,517.58$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,827 116.02 676,025.65$ 12-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 475 116.22 55,204.60$ 12-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (355) - -$ 12-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (64) - -$ 12-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5) - -$ 12-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (638) 116.72 74,467.36$ 12-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 3,585 116.72 418,441.20$ 12-Aug-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 475 115.05 54,650.79$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,389) 117.84 752,879.76$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23,005) 117.84 2,710,909.20$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (405) 117.84 47,725.20$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (95) 116.75 11,091.25$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (436) 117.73 51,330.90$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (863) 117.50 101,401.92$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (102) 117.59 11,993.69$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (218) 117.71 25,660.04$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,000) 117.66 2,235,508.23$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 117.59 7,525.51$ 13-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (146) 117.84 17,204.64$ 13-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (13) 117.77 1,531.01$ 13-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 117.78 235.55$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 116.72 2,451.12$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 117.84 8,484.48$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,389 117.84 752,879.76$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,005 117.84 2,710,909.20$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,613 117.84 543,595.92$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,800 117.97 212,342.18$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 392 117.74 46,155.81$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,308 117.42 740,671.54$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 81 117.83 9,544.57$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,813 117.77 2,451,158.19$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40,025 117.79 4,714,563.32$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,722 117.76 202,783.12$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 884 117.57 103,931.66$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 170 117.89 20,041.25$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 104 117.88 12,259.26$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 259 117.84 30,520.56$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 117.84 8,484.48$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,615 117.64 425,265.06$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65 116.69 7,585.00$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,654 117.47 194,293.06$ 13-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 91 117.63 10,704.23$ 13-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (21,849) - -$ 13-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (23,200) - -$ 13-Aug-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 18,035 117.68 2,122,391.26$ 13-Aug-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 482 117.87 56,813.73$ 13-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 25 116.75 2,918.75$ 13-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (387) 117.84 45,604.08$ 13-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,311) - -$ 14-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (4) 115.16 460.64$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (846) 113.45 95,978.70$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,958) 113.45 2,150,785.10$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33,691) 113.45 3,822,243.95$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,500) 114.98 517,410.01$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 115.05 9,319.13$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,210) 114.04 137,989.42$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (136) 114.09 15,515.91$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 114.73 803.10$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 115.52 693.12$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 113.45 1,134.50$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,763) 113.45 426,912.35$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,075) 113.45 235,408.75$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (216) 113.45 24,505.20$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,218) 117.84 1,793,289.12$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 117.84 2,121.12$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (803) 117.84 94,625.52$ 14-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 4 115.16 460.64$ 14-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 349 115.16 40,190.84$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 559 115.39 64,503.23$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,410 114.31 732,718.05$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18,958 113.45 2,150,785.10$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33,691 113.45 3,822,243.95$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 175 114.35 20,010.89$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 43,089 113.83 4,904,727.45$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,810 114.06 662,681.08$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,048 113.37 1,252,524.56$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 115.72 2,777.26$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 272 114.78 31,220.69$ 19/33

TRADES FOR RELEVANT PERIOD Appendix 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18,256 114.50 2,090,306.87$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 263 115.08 30,264.82$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 362 113.51 41,091.40$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 803 114.15 91,666.02$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,688 113.45 872,203.60$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33,314 114.57 3,816,696.26$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 527 114.18 60,173.57$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,421 113.45 1,749,575.72$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 105 115.04 12,078.96$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 66 115.46 7,620.65$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 66 115.19 7,602.74$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 113.45 1,134.50$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,763 113.45 426,912.35$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,703 115.12 311,172.33$ 14-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (33,000) - -$ 14-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (783) 115.00 90,045.00$ 14-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (156) 115.00 17,940.00$ 14-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (7,837) 115.00 901,255.00$ 14-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 41,486 - -$ 14-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 58,514 - -$ 14-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (26,840) - -$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (424) 115.05 48,781.20$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (846) 115.05 97,332.30$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 115.05 1,150.50$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 115.05 5,522.40$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 115.05 115.05$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,793) 115.05 896,584.65$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34,867) 115.05 4,011,448.35$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,022) 115.05 2,073,431.10$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 114.50 2,747.99$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (691) 115.05 79,499.55$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (319) 114.66 36,575.52$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,276) 115.05 146,803.80$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (593) 114.00 67,602.00$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,026) 114.87 462,461.14$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 114.32 6,402.14$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (64) 115.05 7,363.20$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 115.05 345.15$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (7) 115.05 805.35$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 115.05 115.05$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (7) 115.05 805.35$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (91) 115.05 10,469.55$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (504) 113.45 57,178.80$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,000) 113.45 340,350.00$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (78) 115.05 8,973.90$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (41) 115.05 4,717.05$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (4) 115.05 460.20$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (12) 115.05 1,380.60$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (29) 115.05 3,336.45$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,179) 114.02 134,431.58$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 115.05 1,150.50$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 115.05 5,522.40$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 115.05 115.05$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,793 115.05 896,584.65$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34,867 115.05 4,011,448.35$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 201 115.05 23,125.05$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 115.05 7,133.10$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 250 114.12 28,530.28$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 103 113.96 11,737.48$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,203 114.65 1,284,453.09$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 504 114.49 57,705.37$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,109 114.52 127,002.44$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 114.03 5,587.45$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,673 114.35 877,425.60$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 871 114.49 99,721.07$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 115.10 8,172.07$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,597 114.80 183,337.36$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32,887 114.49 3,765,068.33$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 64 115.05 7,363.20$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 115.05 345.15$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 7 115.05 805.35$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 115.05 115.05$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 7 115.05 805.35$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 91 115.05 10,469.55$ 15-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 114.41 3,775.57$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 78 115.05 8,973.90$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 41 115.05 4,717.05$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 4 115.05 460.20$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 29 115.05 3,336.45$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,000) - -$ 15-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,000) - -$ 15-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 181 115.05 20,824.05$ 15-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (778) 115.05 89,508.90$ 15-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,190 - -$ 15-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 126 114.00 14,364.00$ 15-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 4 114.00 456.00$ 15-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (164,178) - -$ 15-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 130,000 - -$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,263) 113.30 143,097.90$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,469) 113.30 393,037.70$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31,167) 113.47 3,536,370.98$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,087) 113.30 349,757.10$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 113.68 11,368.12$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,745) 113.74 425,966.34$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,531) 113.30 853,262.30$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,417) 113.30 727,046.10$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,682) 113.30 190,570.60$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 113.62 9,089.48$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (87) 113.90 9,909.54$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (214) 114.57 24,516.91$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 114.04 684.23$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,676) 115.05 422,923.80$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 115.05 3,911.70$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,217) 114.24 139,028.38$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,469 113.30 393,037.70$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34 113.91 3,872.86$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,951 113.60 562,454.62$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 443 114.45 50,701.40$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,676 114.03 419,187.90$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,380 113.77 157,009.41$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 113.79 568.95$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 113.30 5,325.10$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (59,600) - -$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,815) - -$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,028) - -$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,614) - -$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,000) - -$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,309) - -$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (47) - -$ 18-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7) - -$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (800) - -$ 18-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 800 - -$ 18-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (708) 113.30 80,216.40$ 18-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,460 - -$ 18-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,190 - -$ 18-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,032 - -$ 18-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 215,000 - -$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (384) 113.05 43,411.20$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (185) 113.05 20,914.25$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,075) 113.05 347,628.75$ 20/33

TRADES FOR RELEVANT PERIOD Appendix 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (83) 113.11 9,388.39$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 112.29 2,358.14$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 113.25 1,698.68$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (795) 112.46 89,409.27$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 112.23 2,918.05$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 113.00 3,277.00$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 113.30 7,137.90$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,335) 113.05 263,971.75$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 384 113.05 43,411.20$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 113.05 8,591.80$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 96 113.13 10,860.80$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 261 113.32 29,575.25$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 90 113.05 10,174.50$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 615 112.50 69,187.50$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 112.95 2,710.83$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,579 112.80 403,717.37$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 92 113.14 10,409.19$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35,307 113.05 3,991,546.07$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 933 113.05 105,477.72$ 19-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 64 113.05 7,235.20$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 155 113.05 17,522.75$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,684 112.97 416,193.98$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46 112.94 5,195.43$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 313 112.76 35,293.74$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,240 113.04 140,168.61$ 19-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,489 113.11 168,414.12$ 19-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (12,001) - -$ 19-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (46,612) - -$ 19-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 19,635 - -$ 19-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,000 - -$ 19-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,825 - -$ 19-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 825 112.50 92,812.50$ 19-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 72 112.50 8,100.00$ 19-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 23 112.50 2,587.50$ 19-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (500) - -$ 19-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,639) - -$ 19-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,633) - -$ 19-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,417) - -$ 19-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (468) - -$ 19-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (41,340) - -$ 19-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (27,341) - -$ 19-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 301,000 - -$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,026) 112.90 793,235.40$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29,966) 112.90 3,383,161.40$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 114.07 3,764.23$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 112.20 5,161.20$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 113.41 8,732.79$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,806) 113.14 1,901,359.38$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (180) 113.26 20,386.39$ 20-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (7) 112.90 790.30$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 113.05 12,435.50$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,500) 113.05 847,875.00$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62,629) 113.05 7,080,208.45$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,026 112.90 793,235.40$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29,966 112.90 3,383,161.40$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 159 112.90 17,951.10$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,936 113.01 218,783.86$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 120 113.38 13,605.80$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,327 112.34 261,418.65$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 748 113.44 84,856.38$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 113.60 6,929.86$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 143 113.56 16,239.32$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 113.09 13,457.97$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 114.03 1,824.48$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,375 112.90 1,735,837.50$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,204 113.09 2,850,317.54$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 113.59 8,405.50$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,890 113.51 782,086.68$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,538 112.90 173,640.20$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,014 112.98 453,497.22$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 775 112.40 87,107.92$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 647 112.26 72,630.41$ 20-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,500 114.22 856,657.30$ 20-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7) - -$ 20-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6) - -$ 20-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 5,041 - -$ 20-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 4,959 - -$ 20-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 82 112.90 9,257.80$ 20-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 246 112.90 27,773.40$ 20-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (5,810) 112.20 651,882.00$ 20-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 246 112.90 27,773.40$ 20-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (187) 112.20 20,981.40$ 20-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (215,000) - -$ 20-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (130,000) - -$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,443) 112.90 614,514.70$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (429) 113.17 48,549.93$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,338) 114.01 266,555.38$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,926) 114.01 1,131,663.26$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,160) 113.77 131,973.80$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24,226) 113.28 2,744,441.03$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (102) 113.29 11,555.86$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 113.41 9,299.21$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 113.26 2,491.73$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (435) 113.28 49,274.95$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (159) 113.17 17,994.03$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (238) 113.85 27,096.60$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (406) 113.27 45,986.80$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 113.93 455.73$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24,756) 113.17 2,801,636.52$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,449) 114.01 849,260.49$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 113.82 7,170.38$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,674) 114.01 418,872.74$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (361) 113.52 40,980.72$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 112.90 3,838.60$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (731) 112.90 82,529.90$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,396) 112.90 383,408.40$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,000) 112.90 3,387,000.00$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,443 112.90 614,514.70$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,338 114.01 266,555.38$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,926 114.01 1,131,663.26$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 504 113.71 57,310.43$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,061 113.57 801,923.89$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,500 113.68 852,628.35$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 113.79 5,462.02$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 113.45 1,815.25$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 272 113.97 30,998.96$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,226 114.00 1,735,763.33$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 413 113.43 46,845.29$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 173 113.50 19,636.09$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,810 113.61 319,249.75$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 66 113.36 7,481.99$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,799 113.96 318,987.10$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 157 113.43 17,808.71$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 68 113.84 7,740.79$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 632 113.98 72,033.75$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 905 113.96 103,135.75$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 252 114.01 28,730.52$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,948 114.01 450,111.48$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 361 113.52 40,980.72$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 113.49 3,518.19$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 276 114.10 31,490.50$ 21/33

TRADES FOR RELEVANT PERIOD Appendix 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,000 114.23 3,426,795.12$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,000) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,400) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,972) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,533) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,874) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,000) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (18,231) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (12,300) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (162,171) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (550,000) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,213) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,041) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (38,400) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (255,628) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (354,830) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,939) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (125,000) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,691) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,188) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,198) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (100,000) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (113,150) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (124,024) - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 3,115 - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 26,921 - -$ 21-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 9,964 - -$ 21-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 1,000,000 - -$ 21-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 88 113.17 9,958.96$ 21-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,460 - -$ 21-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 21-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,241) - -$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 114.01 4,446.39$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,688) 112.71 641,094.48$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22,377) 112.71 2,522,111.67$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 113.18 565.88$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (274) 113.61 31,130.09$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (549) 114.41 62,810.63$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 113.04 3,052.05$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,600) 114.91 873,333.81$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 113.36 2,947.46$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (298) 113.34 33,775.38$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 113.28 1,019.52$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (42) 113.47 4,765.70$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (827) 112.96 93,417.92$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,815) 114.01 776,978.15$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,906) 114.01 217,303.06$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 114.01 10,032.88$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,152) 112.71 129,841.92$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,279 112.71 144,156.09$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,688 112.71 641,094.48$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,377 112.71 2,522,111.67$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 348 112.71 39,223.08$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,607 112.98 2,554,171.21$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 112.71 4,057.56$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,591 112.71 179,321.61$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,272 112.71 706,917.12$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 97 113.53 11,012.88$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 112.74 901.88$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,640 112.71 1,199,234.40$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,117 113.34 693,291.02$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 113.03 3,617.01$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,906 113.00 215,380.35$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 112.71 112.71$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 112.74 1,352.84$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 90 112.79 10,151.08$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,600 113.10 859,554.13$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,688 112.90 642,165.34$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 299 114.87 34,344.99$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,563 113.14 176,830.93$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,961 112.73 221,068.43$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 833 112.66 93,845.78$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,050 112.73 118,369.17$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,117 113.63 126,922.03$ 22-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 15 112.71 1,690.65$ 22-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 1,000,000 - -$ 22-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 80 114.53 9,162.40$ 22-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11 114.53 1,259.83$ 22-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (40,986) - -$ 22-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (58,514) - -$ 22-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,600) - -$ 22-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,255) - -$ 22-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,096) - -$ 22-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,808) - -$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,817) 115.42 1,594,758.14$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38,818) 115.42 4,480,373.56$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,500) 115.21 864,075.00$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (348) 114.53 39,856.44$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,315) 115.60 2,232,840.19$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 115.42 230.84$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 115.42 230.84$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (5) 115.42 577.10$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (12) 115.42 1,385.04$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 115.42 230.84$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (901) 115.42 103,993.42$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (246) 112.71 27,726.66$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,000) 112.71 1,465,230.00$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (874) 115.03 100,533.95$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,817 115.42 1,594,758.14$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 38,818 115.42 4,480,373.56$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 115.42 18,467.20$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37,581 115.61 4,344,778.57$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 181 115.75 20,949.89$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 115.69 578.45$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 86 115.60 9,941.93$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 115.67 5,552.28$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,133 115.61 130,990.67$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 114.53 114.53$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,731 115.49 1,585,772.07$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,527 115.42 2,484,646.34$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 335,000 115.42 38,665,700.00$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,232 115.64 142,463.82$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,462 115.50 515,365.49$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,989 115.44 460,502.46$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,018 115.57 117,651.50$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 242 115.06 27,845.44$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 2 115.42 230.84$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 2 115.42 230.84$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 5 115.42 577.10$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 2 115.42 230.84$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 12 115.42 1,385.04$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,878 115.69 1,952,625.52$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 173 115.42 19,967.66$ 25-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,000 115.44 1,500,657.94$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,598) - -$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (48,826) - -$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,598) - -$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (411) - -$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 16,598 - -$ 25-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow 65,835 - -$ 25-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Buy 833 114.53 95,403.49$ 22/33

TRADES FOR RELEVANT PERIOD Appendix 25-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 19 114.53 2,176.07$ 25-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 96,000 - -$ 25-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 55,224 - -$ 25-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (374) 115.42 43,167.08$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,688) 115.42 656,508.96$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (562) 114.80 64,518.69$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 114.90 5,515.38$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,537) 115.42 177,400.54$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (117) 114.86 13,438.57$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (743) 114.80 85,295.08$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 114.82 8,956.15$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,855) 115.42 214,104.47$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (2) 115.42 230.84$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (56) 115.42 6,463.52$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 115.42 3,000.92$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 115.42 1,269.62$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 115.42 807.94$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,133) 115.42 130,770.86$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (163) 115.42 18,813.46$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 374 115.42 43,167.08$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,688 115.42 656,508.96$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 153 115.42 17,659.26$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 115.01 805.10$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 114.88 8,730.81$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 426 115.42 49,168.92$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,600 115.02 1,104,163.60$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 78 114.82 8,956.15$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 318 114.75 36,491.59$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 93,230 115.33 10,752,003.62$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,156 114.97 132,904.38$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,460 114.97 857,673.14$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 8,316 115.42 959,832.72$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 115.42 346.26$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 8 115.42 923.36$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 66 115.42 7,617.72$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 115.42 115.42$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 85 115.42 9,810.70$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 19 115.42 2,192.98$ 26-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 20 115.42 2,308.40$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 114.88 8,041.52$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,781 114.97 664,626.20$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 114.93 2,988.10$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 115.42 1,154.20$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 115.42 3,000.92$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 341 115.42 39,358.22$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 115.42 807.94$ 26-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 218 114.89 25,045.98$ 26-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 12 115.42 1,385.04$ 26-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Buy 601 115.42 69,367.42$ 26-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 174 - -$ 26-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 115 - -$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (635) 116.63 74,060.05$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (298) 116.63 34,755.74$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,995) 116.63 932,456.85$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 115.38 4,961.15$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 115.47 12,702.04$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 116.54 233.08$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,688) 116.63 896,651.44$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (57,253) 116.57 6,674,160.55$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (288) 116.42 33,527.88$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 116.45 4,192.27$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (119) 116.63 13,878.97$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (14) 116.42 1,629.88$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 115.40 115.40$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (4) 116.63 466.52$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (39) 116.40 4,539.45$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,541) 115.42 3,294,202.22$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (540) 116.63 62,980.20$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (204) 116.63 23,792.52$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (225) 115.42 25,969.50$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,203) 116.63 140,305.89$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (570) 116.63 66,479.10$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 116.63 349.89$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 298 116.63 34,755.74$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,995 116.63 932,456.85$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 237 116.63 27,641.31$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,822 116.68 329,267.94$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 290 115.35 33,451.02$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45 116.63 5,248.35$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 101 115.92 11,707.55$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,605 115.93 417,938.66$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 115.56 924.48$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 227 115.89 26,307.75$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,426 116.38 864,266.55$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 116.77 4,086.95$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 534 116.41 62,163.53$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 922 115.40 106,398.80$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 424 116.63 49,451.12$ 27-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 662 116.63 77,209.06$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,724 116.84 201,438.71$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 570 116.63 66,479.10$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 116.63 116.63$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 116.63 349.89$ 27-Aug-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (48) - -$ 27-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (606) 116.63 70,677.78$ 27-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (70) 116.63 8,164.10$ 27-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 87 115.40 10,039.80$ 27-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 25 115.40 2,885.00$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,268) 115.41 146,339.88$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,926) 115.41 222,279.66$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,862) 115.41 445,713.42$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 115.36 3,460.80$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (695) 116.32 80,842.40$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 115.36 2,653.28$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,913) 115.49 1,953,328.00$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 115.87 231.73$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29,998) 115.42 3,462,460.05$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (87) 115.36 10,036.14$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55) 115.44 6,349.19$ 28-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (238) 115.41 27,467.58$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 116.63 5,481.61$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,018) 116.63 1,051,769.34$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (307) 115.41 35,430.87$ 28-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (191) 115.41 22,043.31$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,926 115.41 222,279.66$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,862 115.41 445,713.42$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,405 115.41 162,153.96$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,599 115.42 184,562.81$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 97 115.55 11,208.83$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 115.52 5,891.27$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42 115.51 4,851.35$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 149 115.50 17,209.50$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,778 115.47 436,236.42$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 327 115.54 37,782.52$ 28-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 114 115.41 13,156.74$ 28-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 264 115.41 30,468.24$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 115.58 5,432.13$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 137 115.28 15,793.00$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,589 115.43 298,856.25$ 28-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,615 115.44 301,873.56$ 23/33

TRADES FOR RELEVANT PERIOD Appendix 28-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 191 115.41 22,043.31$ 28-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 12 116.32 1,395.84$ 28-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (6,419) 115.41 740,816.79$ 28-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (339) 115.41 39,123.99$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (170) 115.41 19,619.70$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 115.41 115.41$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 115.41 346.23$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 115.41 115.41$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (8) 115.41 923.28$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (45) 115.41 5,193.45$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (81) 115.41 9,348.21$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (52) 115.41 6,001.32$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (19) 115.41 2,192.79$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (4) 115.41 461.64$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (170) 115.41 19,619.70$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (24) 115.41 2,769.84$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (98) 115.41 11,310.18$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 115.41 346.23$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (5) 115.41 577.05$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (742) 115.41 85,634.22$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (37) 115.41 4,270.17$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (3) 115.41 346.23$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (9) 115.41 1,038.69$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 115.41 115.41$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (30) 115.41 3,462.30$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (4) 115.41 461.64$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 115.41 115.41$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (12) 115.41 1,384.92$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (33) 115.41 3,808.53$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,615) 115.47 1,341,184.05$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,848) 115.47 3,562,018.56$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 117.00 11,700.00$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32,780) 115.66 3,791,434.68$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (83) 115.63 9,597.00$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,236) 115.95 3,505,733.40$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 116.38 1,047.42$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 116.32 10,934.37$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (529) 115.89 61,304.14$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (175) 115.75 20,256.25$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,583) 115.56 1,338,518.43$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 115.49 1,270.34$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 115.95 4,985.66$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,852) 115.47 2,176,840.44$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 116.14 5,342.33$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 115.39 2,423.14$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,046) 115.75 121,074.50$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 115.47 4,387.86$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 115.47 1,270.17$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (472) 115.47 54,501.84$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 115.47 808.29$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (329) 115.41 37,969.89$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,634) 115.41 534,809.94$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,553) 115.47 872,144.91$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 175 115.41 20,196.75$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 170 115.41 19,619.70$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 115.41 115.41$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 8 115.41 923.28$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 45 115.41 5,193.45$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 52 115.41 6,001.32$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 19 115.41 2,192.79$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 4 115.41 461.64$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 170 115.41 19,619.70$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 24 115.41 2,769.84$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 115.41 346.23$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 5 115.41 577.05$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 115.41 346.23$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 742 115.41 85,634.22$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 37 115.41 4,270.17$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 115.41 346.23$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 3 115.41 346.23$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 27 115.41 3,116.07$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 9 115.41 1,038.69$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 115.41 115.41$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 30 115.41 3,462.30$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 4 115.41 461.64$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 115.41 115.41$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 12 115.41 1,384.92$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 33 115.41 3,808.53$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 420 115.47 48,497.40$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,615 115.47 1,341,184.05$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,848 115.47 3,562,018.56$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 615 115.75 71,186.25$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,459 115.53 284,094.08$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 115.47 11,547.00$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 338 115.67 39,095.81$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,843 115.47 212,811.21$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 101 115.47 11,662.47$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 34 115.47 3,925.98$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 499 115.47 57,619.53$ 29-Aug-25 J.P. MORGAN SECURITIES PLC Equity Buy 69 115.47 7,967.43$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 38 115.47 4,387.86$ 29-Aug-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 115.47 808.29$ 29-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Sell (163) 115.75 18,867.25$ 29-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (3,173) 115.75 367,274.75$ 29-Aug-25 JPMORGAN CHASE BANK, N.A. Equity Sell (2,983) 115.47 344,447.01$ 29-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (397) 115.47 45,841.59$ 29-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 82 115.47 9,468.54$ 29-Aug-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 22 115.75 2,546.50$ 29-Aug-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (59) 115.75 6,829.25$ 29-Aug-25 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Buy 4,584 116.89 535,839.35$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,445) 113.99 278,705.55$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,231) 113.91 1,848,846.61$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 113.61 2,840.13$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,538) 113.99 175,316.62$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,420) 113.93 275,703.85$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (505) 113.45 57,292.25$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 115.47 2,078.46$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 115.47 923.76$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,445 113.99 278,705.55$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 113.99 2,849.75$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 114.32 3,772.56$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 114.32 114.32$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 113.76 910.08$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 114.02 1,482.26$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 113.52 1,702.80$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 156 114.33 17,835.12$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,115 113.71 1,036,424.04$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 592 114.71 67,906.78$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,508 113.66 171,392.38$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 195 113.45 22,122.75$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 308 113.85 35,065.86$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 714 113.91 81,332.36$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,046) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (145) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (888) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (400) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,677) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,959) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,700) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (208,281) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (131,419) - -$ 24/33

TRADES FOR RELEVANT PERIOD Appendix 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,074) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (673) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (229) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (819) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (105) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,278) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (60,707) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,221) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (795) - -$ 1-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (82,316) - -$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (57) - -$ 1-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (327) - -$ 1-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Sell (810) 114.85 93,028.50$ 1-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (262) 114.85 30,090.70$ 1-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 97 114.85 11,140.45$ 1-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Sell (1,802) 114.85 206,959.70$ 1-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000) - -$ 1-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 478 - -$ 1-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,331 - -$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,532) 114.44 747,522.08$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,706) 114.44 195,234.64$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 114.44 12,817.28$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 114.30 800.09$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (152) 114.44 17,394.37$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (79) 114.44 9,040.76$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 114.32 6,401.88$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,924) 114.44 220,182.56$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,058) 114.33 692,607.26$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,108) 114.25 126,587.38$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 114.28 114.28$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,854) 114.29 326,179.80$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,449) 114.44 1,882,423.56$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (467) 114.16 53,314.54$ 2-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (423) 114.44 48,408.12$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (495) 113.99 56,425.05$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 114.36 1,829.76$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,946) 114.44 222,700.24$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,532 114.44 747,522.08$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,706 114.44 195,234.64$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 114.00 2,394.00$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,617 114.44 528,369.48$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 114.34 4,687.86$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 595 114.00 67,830.00$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 205 114.00 23,370.00$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,151 114.51 246,315.88$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 496 113.99 56,539.04$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,941 114.44 222,128.04$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 391 114.45 44,750.31$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 18,333 - -$ 2-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 4,069 - -$ 2-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,620 - -$ 2-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,143) 114.44 130,804.92$ 2-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,000 - -$ 2-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,297 - -$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,569) 113.57 405,331.33$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (830) 113.57 94,263.10$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 113.57 7,949.90$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,421) 113.57 274,952.97$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,685) 113.57 872,785.45$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,934) 113.73 219,950.57$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (692) 114.14 78,981.91$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,544) 113.40 288,488.08$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (191) 113.94 21,762.59$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 113.91 2,733.84$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,545) 113.51 402,393.87$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (456) 113.36 51,690.39$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,436) 113.57 730,936.52$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 115.47 12,817.17$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,202) 115.47 1,755,374.94$ 3-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (30) 113.57 3,407.10$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (462) 113.57 52,469.34$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,569 113.57 405,331.33$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 830 113.57 94,263.10$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 261 114.72 29,941.58$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 113.79 341.38$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 113.63 568.15$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,165 113.54 245,811.58$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 133 113.55 15,102.15$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 111 114.04 12,658.68$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 113.86 2,846.59$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,017 113.84 229,611.69$ 3-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 3,421 113.57 388,522.97$ 3-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 36 113.57 4,088.52$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 207 113.77 23,550.18$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,293 113.57 146,846.01$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 113.57 3,520.67$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 383 113.91 43,628.10$ 3-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 30 113.57 3,407.10$ 3-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,584 114.37 181,166.99$ 3-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (290) - -$ 3-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,106) - -$ 3-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,000 - -$ 3-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 5,000 - -$ 3-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,190 - -$ 3-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,084) - -$ 3-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (127) 113.57 14,423.39$ 3-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 827 - -$ 3-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,360 - -$ 3-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 140,000 - -$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,075) 116.15 1,170,211.25$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,040) 116.15 933,846.00$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,422) 116.15 978,215.30$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (792) 114.60 90,763.20$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (457) 115.81 52,927.27$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (119) 116.25 13,834.12$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 116.55 4,195.80$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (139) 115.89 16,108.71$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 116.00 11,600.00$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33,142) 116.16 3,849,765.24$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (298) 116.15 34,612.70$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,944) 115.47 1,841,053.68$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (364) 115.47 42,031.08$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,508 114.60 172,816.80$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,075 116.15 1,170,211.25$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,040 116.15 933,846.00$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,909 116.15 1,963,980.35$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,606 116.15 302,686.90$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 683 116.57 79,615.02$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,999 114.60 458,285.40$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,156 116.14 947,265.74$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,748 116.13 1,132,075.06$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 116.56 8,858.60$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 114.60 35,067.60$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 820 116.17 95,257.03$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 116.00 348.00$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 750 116.02 87,014.69$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 364 115.91 42,192.05$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,684 116.09 311,573.68$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28 116.18 3,252.92$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 115.70 347.11$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 140 115.90 16,226.00$ 25/33

TRADES FOR RELEVANT PERIOD Appendix 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,899 115.68 913,759.07$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,579 116.15 183,400.85$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 476 116.15 55,287.40$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,673 115.83 425,431.54$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 228 116.10 26,471.10$ 4-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 465 115.27 53,602.63$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 3,300 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 11,700 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,927 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 986 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 687 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 16,916 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 101 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,770 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 161 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 270 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 396 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 263 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 7,900 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 32,100 - -$ 4-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 9,179 - -$ 4-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (32) 114.60 3,667.20$ 4-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (241) 116.15 27,992.15$ 4-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (374) 114.60 42,860.40$ 4-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 31 114.60 3,552.60$ 4-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 174 114.60 19,940.40$ 4-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,093 - -$ 4-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 32,705 - -$ 4-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 42,460 - -$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (214) 117.23 25,087.22$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (768) 117.23 90,032.64$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,387) 117.23 279,828.01$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,530) 117.23 531,051.90$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 117.23 351.69$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 117.23 1,055.07$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 117.23 1,406.76$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 117.23 820.61$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,445) 115.62 398,311.08$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 116.65 2,683.00$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (388) 115.59 44,847.63$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (168) 116.99 19,653.68$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,454) 117.23 991,062.42$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 115.94 463.77$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (476) 115.40 54,930.40$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,325) 117.23 272,559.75$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110,735) 117.08 12,964,603.65$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,219) 117.13 259,914.26$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 116.62 3,848.60$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,708) 116.70 199,318.84$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,568) 115.47 181,056.96$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 768 117.23 90,032.64$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,387 117.23 279,828.01$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 272 117.23 31,886.56$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 117.23 351.69$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 117.23 1,055.07$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 117.23 820.61$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 116.77 11,677.25$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 133 116.64 15,513.40$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,571 115.52 181,476.06$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,016 116.38 351,000.66$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 115.95 5,681.63$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 193 117.01 22,583.49$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 117.00 12,870.45$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 134 116.66 15,632.35$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,295) - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (164,814) - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,988 - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 8,307 - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 94,696 - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,151 - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 19,666 - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 766 - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 48,471 - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 64 - -$ 5-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 50,000 - -$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 13,672 - -$ 5-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 115,779 - -$ 5-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (415) 115.40 47,891.00$ 5-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 26 115.40 3,000.40$ 5-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 93 115.40 10,732.20$ 5-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,020 - -$ 5-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 371 - -$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (456) 118.60 54,081.56$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,859) 118.81 696,118.52$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,420) 118.78 1,000,094.63$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (266) 118.59 31,545.94$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (106) 118.60 12,571.13$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (176) 118.48 20,853.35$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (278) 118.50 32,942.74$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (179) 118.51 21,213.00$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 118.48 13,269.45$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (432) 118.34 51,121.75$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (379) 118.22 44,803.76$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (511) 118.19 60,396.44$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (396) 118.19 46,802.26$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (223) 118.17 26,351.63$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,272) 118.21 150,363.12$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,851) 118.21 928,066.71$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,237) 118.21 973,695.77$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,529) 118.21 535,373.09$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (247) 118.65 29,306.55$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (146) 118.84 17,350.66$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,029) 118.52 951,572.97$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58,239) 118.40 6,895,770.92$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 118.51 24,886.29$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,223) 118.21 1,090,250.83$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (376) 118.79 44,663.72$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 118.50 11,849.78$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (882) 118.21 104,261.22$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 118.80 593.98$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (67) 119.16 7,983.46$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (548) 118.21 64,779.08$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (202) 119.06 24,049.76$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,982) 118.57 1,183,561.60$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 118.67 712.00$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,462) 118.59 529,168.86$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (178) 118.21 21,041.38$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,715) 118.21 911,990.15$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 118.21 5,910.50$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,045) 115.47 236,136.15$ 8-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,047) 119.01 124,601.06$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,237 118.21 973,695.77$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,529 118.21 535,373.09$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 192 118.68 22,786.08$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 59 118.63 6,999.44$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,042 119.11 243,222.43$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 212 119.08 25,245.42$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 118.64 3,677.92$ 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 119.10 3,453.92$ 8-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 255 - -$ 8-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 17,560 - -$ 26/33

TRADES FOR RELEVANT PERIOD Appendix 8-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 129,114 - -$ 8-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,572 - -$ 8-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (895) 118.21 105,797.95$ 8-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 72,615 - -$ 8-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,139 - -$ 8-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,246 - -$ 8-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 887 - -$ 8-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 40,000 - -$ 8-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,358 - -$ 8-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 38 - -$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 116.67 7,466.74$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,000) 116.54 466,156.59$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,423) 116.59 282,506.77$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (426) 116.94 49,816.44$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75,857) 116.87 8,865,435.73$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (292) 116.83 34,113.06$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (404) 116.48 47,058.46$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,987) 116.73 2,333,168.21$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,392) 116.55 744,996.12$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (148) 116.78 17,283.70$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 117.13 468.52$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (471) 116.94 55,077.69$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (131) 116.78 15,297.63$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,437) 116.89 2,155,170.51$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 116.88 12,973.17$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (116) 116.58 13,523.81$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,241) 116.94 729,822.54$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,606) 116.94 2,409,665.64$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (498) 116.94 58,236.12$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,203) 115.47 369,850.41$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,298 116.94 1,438,128.12$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70,937 116.59 8,270,282.65$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,207 116.85 374,739.57$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 555 116.65 64,740.15$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 390 117.16 45,692.40$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,698 116.63 897,789.17$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 116.78 2,218.80$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 228 117.55 26,801.40$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 9 117.10 1,053.86$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 20 116.71 2,334.20$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 52 116.77 6,072.29$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 56 116.79 6,540.09$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 8 116.91 935.28$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 286 116.69 33,374.77$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 224 116.72 26,144.27$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 499 116.92 58,342.55$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 2 116.61 233.23$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,241 116.94 729,822.54$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,606 116.94 2,409,665.64$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 116.94 1,637.16$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 116.94 5,613.12$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,931 116.96 225,856.30$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,854 116.96 1,503,447.39$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (969) - -$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,116 - -$ 9-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 7,884 - -$ 9-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 33,542 - -$ 9-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 7 117.55 822.85$ 9-Sep-25 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Sell (6,247) 117.04 731,168.25$ 9-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,190 - -$ 9-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,878 - -$ 9-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,936 - -$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (422) 114.57 48,348.54$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (296) 114.57 33,912.72$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (121) 114.57 13,862.97$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (124) 114.57 14,206.68$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,215) 114.57 482,912.55$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,738) 114.57 542,832.66$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 115.26 2,996.77$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,000) 114.57 1,374,830.80$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (295) 114.92 33,901.04$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 114.79 688.74$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 115.00 2,990.10$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,384) 114.88 503,643.16$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (185) 114.84 21,244.50$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38,822) 114.68 4,451,972.87$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,913) 114.59 1,479,706.86$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,541) 114.92 521,835.60$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (301) 114.57 34,485.57$ 10-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (825) 114.57 94,520.25$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (237) 115.47 27,366.39$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,624) 114.57 415,201.68$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 296 114.57 33,912.72$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 124 114.57 14,206.68$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,215 114.57 482,912.55$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,738 114.57 542,832.66$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 114.57 114.57$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,634 115.45 188,637.13$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 264 114.75 30,293.84$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,000 114.79 1,721,853.05$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 404 114.88 46,410.75$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 58 115.02 6,671.31$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,315 115.08 151,336.50$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 436 115.00 50,140.00$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 708 115.12 81,502.61$ 10-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 3,147 114.57 360,551.79$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 114.57 7,905.33$ 10-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (112) - -$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 23,000 - -$ 10-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 24,265 - -$ 10-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 4 114.57 458.28$ 10-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 7 115.00 805.00$ 10-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (516) - -$ 10-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 122 115.00 14,030.00$ 10-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 114,700 - -$ 10-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 10-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,700 - -$ 10-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,072 - -$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (785) 114.24 89,678.40$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (181) 114.24 20,677.44$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (525) 114.24 59,976.00$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,441) 114.24 1,078,539.84$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (125) 114.68 14,335.62$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (228) 114.24 26,046.72$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,244) 114.24 827,554.56$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 114.03 2,850.75$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (411) 114.28 46,967.38$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (481) 114.35 55,000.52$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (71) 114.36 8,119.34$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 114.75 1,491.80$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48,005) 114.18 5,481,445.60$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,588) 114.04 3,488,307.15$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 114.18 5,823.24$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 115.47 808.29$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,785) 115.47 1,707,223.95$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 785 114.24 89,678.40$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 114.24 34,957.44$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 935 114.44 107,002.35$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 471 114.30 53,835.30$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,473 114.24 1,196,440.29$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 114.89 2,182.91$ 27/33

TRADES FOR RELEVANT PERIOD Appendix 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 114.47 2,174.84$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (23,000) - -$ 11-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 742 - -$ 11-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 180 - -$ 11-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,078 - -$ 11-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 63,887 - -$ 11-Sep-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (2,458) 114.44 281,284.92$ 11-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,572 - -$ 11-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,826) - -$ 11-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,315 - -$ 11-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,717 - -$ 11-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (42,460) - -$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (314) 115.44 36,248.16$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,954) 115.44 225,569.76$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 115.44 7,157.28$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,412) 115.01 852,454.68$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,153) 115.44 248,542.32$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,481) 115.37 170,859.82$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (68) 113.85 7,741.73$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (358) 115.44 41,327.52$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 115.92 4,520.88$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 114.88 1,838.00$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 115.44 6,695.52$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,021) 115.44 1,964,904.24$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (125) 114.00 14,250.00$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 115.62 9,712.24$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 115.44 115.44$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (185) 115.44 21,356.40$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 114.24 38,384.64$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 114.24 685.44$ 12-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,729) 114.69 198,292.61$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,954 115.44 225,569.76$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 262 115.74 30,323.28$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 82 115.02 9,431.56$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,493 115.37 402,970.38$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34 115.90 3,940.55$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 114.37 2,516.14$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 336 115.43 38,785.84$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 115.88 1,738.20$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,161 115.87 366,268.30$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 853 114.68 97,820.28$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 359 115.64 41,514.64$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,500 113.92 854,371.57$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,369 115.53 158,164.61$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 623 115.46 71,929.91$ 12-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 73,271 - -$ 12-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 585 - -$ 12-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 38 114.00 4,332.00$ 12-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 66 114.00 7,524.00$ 12-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,104 - -$ 12-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 31,561 - -$ 12-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (939) - -$ 12-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,000 - -$ 12-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 38 - -$ 12-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (38) - -$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (627) 115.31 72,299.37$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,334) 115.11 153,555.61$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 115.06 2,186.20$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,272) 115.31 1,184,464.32$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,083) 115.13 354,950.49$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 115.08 5,754.00$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (557) 115.10 64,110.10$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 115.33 1,845.28$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 115.43 2,423.98$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 115.13 5,180.74$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,040) 115.31 927,120.56$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (263) 115.39 30,347.57$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (184) 115.44 21,240.96$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (79) 115.31 9,109.49$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,276) 115.31 147,135.56$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,740) 115.31 1,238,429.40$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (73) 115.31 8,417.63$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (623) 115.44 71,919.12$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 115.44 2,308.80$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 460 115.31 53,043.38$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 128 115.86 14,830.69$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 68 115.35 7,843.68$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 115.48 808.36$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,795 115.40 899,572.46$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,018 115.58 348,820.68$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 115.79 2,431.58$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45 115.78 5,209.94$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,000 115.38 1,730,773.68$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 419 115.65 48,455.35$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 180 115.39 20,770.20$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 122 115.32 14,069.03$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 252 115.39 29,078.28$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,531 115.57 408,077.54$ 15-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 456 115.39 52,617.84$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 79 115.31 9,109.49$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,276 115.31 147,135.56$ 15-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 220 115.21 25,345.45$ 15-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 993 - -$ 15-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (140,000) - -$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,760) 117.49 1,499,172.40$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,248) 117.49 146,627.52$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40,531) 117.19 4,750,012.87$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,073) 117.49 361,046.77$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (138) 117.30 16,187.72$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,771) 117.49 208,071.89$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (346) 117.14 40,528.76$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (189) 116.90 22,094.53$ 16-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (22) 117.49 2,584.78$ 16-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (180) 117.40 21,131.19$ 16-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (339) 117.28 39,758.82$ 16-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (301) 117.40 35,338.19$ 16-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (3,147) 117.49 369,741.03$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,953) 115.31 1,262,990.43$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 115.31 115.31$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (267) 115.31 30,787.77$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (180) 115.31 20,755.80$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,362) 117.49 512,491.38$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (955) 117.49 112,202.95$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (113) 117.49 13,276.37$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (67) 117.49 7,871.83$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (202) 117.49 23,732.98$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 330 117.49 38,771.70$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,346 117.45 510,459.07$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,860 117.48 688,455.82$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 253 116.95 29,588.35$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,191 117.33 139,740.32$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 117.28 1,876.48$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,241 117.35 380,324.32$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 239 117.46 28,073.53$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 117.25 12,897.83$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,230 117.45 144,462.06$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,699 117.42 1,843,334.19$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 329 117.48 38,649.37$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,362 117.49 512,491.38$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 955 117.49 112,202.95$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 134 117.49 15,743.66$ 28/33

TRADES FOR RELEVANT PERIOD Appendix 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 113 117.49 13,276.37$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 67 117.49 7,871.83$ 16-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 15,000 - -$ 16-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 74,730 - -$ 16-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (510) 116.95 59,644.50$ 16-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 10 116.95 1,169.50$ 16-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 993 - -$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,878) 116.33 567,457.74$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31,934) 116.33 3,714,882.22$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27,215) 116.33 3,165,866.87$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (477) 115.95 55,307.05$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31,356) 115.99 3,636,890.91$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (194) 116.17 22,537.54$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 116.08 11,723.73$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (136) 115.98 15,773.79$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (321) 116.60 37,427.13$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (325) 115.95 37,682.87$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 116.31 5,699.30$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 115.91 2,665.83$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 117.30 13,137.60$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,098) 116.57 594,295.04$ 17-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (155) 116.33 18,031.15$ 17-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (24) 116.33 2,791.92$ 17-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 116.33 116.33$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,746) 117.49 557,607.54$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 117.49 9,869.16$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,209) 116.33 140,642.97$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61,208) 116.33 7,120,326.64$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 116.33 10,935.02$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,878 116.33 567,457.74$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31,934 116.33 3,714,882.22$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 323 116.68 37,686.67$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 151 116.33 17,565.83$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,358 116.33 1,670,266.14$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,654 116.20 889,401.73$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,579 116.33 532,675.07$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,255 116.44 611,909.73$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 541 116.85 63,214.61$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,000 116.19 1,161,935.14$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 84 117.29 9,851.97$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,538 116.33 1,691,205.54$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,961 116.43 577,615.96$ 17-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 24 116.33 2,791.92$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 209 116.58 24,366.14$ 17-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 116.33 116.33$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,344 116.27 272,540.56$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61,608 116.33 7,166,858.64$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,828 115.82 2,412,209.40$ 17-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 5,000 - -$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 2,000 - -$ 17-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 15,914 - -$ 17-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Buy 1,700 117.28 199,375.15$ 17-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 227 117.28 26,622.45$ 17-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (2,872) 117.30 336,885.60$ 17-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 8,276 117.28 970,605.14$ 17-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 163 117.28 19,116.56$ 17-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 401 117.28 47,029.08$ 17-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 7 117.28 820.96$ 17-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (325) 116.33 37,807.25$ 17-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (8,649) 117.30 1,014,527.70$ 17-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 91,228 - -$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (806) 115.67 93,230.02$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (283) 115.67 32,734.61$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,195) 115.67 2,451,625.65$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 115.87 3,128.47$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27,160) 115.53 3,137,853.00$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (427) 115.69 49,398.25$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 115.55 8,550.81$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (184) 115.43 21,239.72$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,147) 115.67 711,023.49$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,369) 115.47 389,022.44$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,724) 116.33 200,552.92$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 115.32 9,340.92$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,579) 115.54 529,057.66$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (205) 115.54 23,685.70$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 115.54 1,848.64$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,348) 115.54 386,827.92$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,249) 116.33 1,192,266.17$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 116.33 17,449.50$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (1) 115.54 115.54$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (160) 115.54 18,486.40$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (42) 115.54 4,852.68$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (15) 115.54 1,733.10$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (34) 115.54 3,928.36$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 614 115.54 70,941.56$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 84 115.91 9,736.58$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 115.70 11,570.39$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,575 115.69 297,912.66$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 115.72 8,794.52$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 867 115.63 100,254.78$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,901 115.54 1,606,121.54$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,350 115.50 848,953.14$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,570 115.67 875,621.90$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 150 115.96 17,393.43$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,656 115.82 423,420.96$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,147 115.54 710,224.38$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,495 115.92 521,046.62$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 117 115.58 13,522.78$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,044 115.58 698,565.25$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 81 115.32 9,340.92$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,579 115.54 529,057.66$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 205 115.54 23,685.70$ 18-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 115.54 231.08$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 1 115.54 115.54$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 160 115.54 18,486.40$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 42 115.54 4,852.68$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 15 115.54 1,733.10$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 34 115.54 3,928.36$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (886) - -$ 18-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,044 - -$ 18-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (139) 115.67 16,078.13$ 18-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 45 115.67 5,205.15$ 18-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (70) 115.54 8,087.80$ 18-Sep-25 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Sell (406) 115.25 46,791.18$ 18-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 339 - -$ 18-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (49,000) - -$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,126) 114.00 698,364.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (266) 114.14 30,361.24$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (133) 114.15 15,181.95$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63,824) 114.07 7,280,436.29$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (20,961) 114.00 2,389,554.00$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,598) 114.00 182,172.00$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (484) 114.00 55,176.00$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (770) 114.00 87,780.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,162) 114.00 1,044,468.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,991) 114.00 2,050,974.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,890) 114.00 2,153,460.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 114.00 1,368.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,255) 114.00 1,397,070.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (500) 114.00 57,000.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (139) 114.00 15,846.00$ 29/33

TRADES FOR RELEVANT PERIOD Appendix 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 114.00 1,368.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (582) 115.54 67,244.28$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,871 114.00 2,265,294.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,793 114.00 204,402.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 284 114.11 32,407.25$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 229 115.01 26,338.12$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,689 114.87 2,031,983.70$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 115.62 1,618.68$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40,500 114.72 4,646,104.11$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 114.73 1,950.34$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 582 114.65 66,723.48$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 259 114.92 29,764.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,609 114.00 525,426.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 64 115.17 7,370.88$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 392 114.34 44,822.71$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,268 115.04 1,066,161.44$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,438 114.98 510,285.81$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 43 115.00 4,945.00$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 17 114.00 1,938.00$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 14 114.00 1,596.00$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 239 114.00 27,246.00$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 23 114.00 2,622.00$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,049 114.00 119,586.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,660 114.02 2,355,711.05$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,162 114.00 1,044,468.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,991 114.00 2,050,974.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 114.00 1,368.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18,890 114.00 2,153,460.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 501 114.00 57,114.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 139 114.00 15,846.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 114.00 1,368.00$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 216 114.00 24,624.00$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (804) - -$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 115 - -$ 19-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 19,885 - -$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 89,559 - -$ 19-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 110,121 - -$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,363) 115.62 157,590.06$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (573) 115.62 66,250.26$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 3 114.00 342.00$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (304) 114.00 34,656.00$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (435) 115.62 50,294.70$ 19-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 66 115.62 7,630.92$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (5,769) 114.00 657,666.00$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 6 114.00 684.00$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (599) 114.00 68,286.00$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (195) 114.00 22,230.00$ 19-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (130) 114.00 14,820.00$ 19-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,986) - -$ 19-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,479) - -$ 19-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32,196) - -$ 19-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (100,129) - -$ 19-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (55,224) - -$ 19-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (371) - -$ 19-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (91,228) - -$ 19-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 343 - -$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,207) 116.92 258,042.44$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,684) 116.92 898,413.28$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,584) 116.40 417,171.65$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (129) 115.12 14,851.06$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (712) 115.06 81,923.86$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,684) 116.92 898,413.28$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 116.44 2,445.23$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (592) 116.41 68,915.36$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,937) 116.92 694,154.04$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,442) 115.68 1,092,292.44$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (218) 116.51 25,399.63$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (329) 116.24 38,242.53$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 116.54 8,157.80$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 115.04 2,761.05$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48,712) 116.33 5,666,743.24$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (217) 116.92 25,371.64$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (612) 114.00 69,768.00$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,324 116.14 153,772.49$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,122 116.19 1,059,847.52$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,565 116.35 1,578,353.07$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 211 116.92 24,670.12$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,207 116.92 258,042.44$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,684 116.92 898,413.28$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 116.37 1,512.75$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 210 116.27 24,416.62$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 941 116.32 109,459.69$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,799 116.36 325,680.46$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,212 114.77 942,452.80$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34,803 116.76 4,063,536.44$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 275 116.92 32,153.00$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 102 116.16 11,848.07$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 869 116.20 100,975.45$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 680 116.18 79,000.09$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (15,000) - -$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (12,129) - -$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,044) - -$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (742) - -$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (180) - -$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (5,000) - -$ 22-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (2,000) - -$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 1,606 - -$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 54,994 - -$ 22-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 18,400 - -$ 22-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,190 - -$ 22-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 75 - -$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,140) 118.28 1,672,479.20$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 118.28 1,419.36$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,847) 118.28 928,143.16$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,235) 118.28 1,565,435.80$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,314) 118.28 1,219,939.92$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,180) 118.28 376,130.40$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (93) 118.28 11,000.04$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,568) 118.28 422,032.07$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (486) 118.50 57,590.34$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (484) 118.16 57,189.94$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 118.48 947.84$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (908) 116.92 106,163.36$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,030) 116.92 1,757,307.60$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (310) 116.92 36,245.20$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 116.92 8,301.32$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 630 118.28 74,516.40$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 118.28 1,419.36$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,140 118.28 1,672,479.20$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,847 118.28 928,143.16$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,235 118.28 1,565,435.80$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,146 117.95 135,174.40$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,532 117.79 180,460.33$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 118.21 8,156.81$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 305 117.86 35,948.69$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 117.95 13,446.30$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50,703 118.34 6,000,279.62$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,148 118.77 967,762.26$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 908 118.85 107,920.00$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,398 117.96 1,344,511.84$ 23-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 141 118.28 16,677.48$ 30/33

TRADES FOR RELEVANT PERIOD Appendix 23-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 537 118.28 63,516.36$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 925 119.09 110,157.58$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 402 119.32 47,966.80$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,704 118.06 201,174.77$ 23-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 119.46 8,839.92$ 23-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 27 118.00 3,186.00$ 23-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (118) 118.00 13,924.00$ 23-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 79,000 - -$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (151) 117.64 17,762.89$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,726) 117.54 555,494.04$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,459) 117.54 1,817,050.86$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,888) 117.54 3,395,495.52$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 117.54 1,410.48$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,807) 117.62 565,395.08$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 117.57 3,292.08$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,623) 117.39 190,531.34$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 117.89 943.12$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 117.60 18,580.40$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (215) 117.71 25,308.01$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (79) 117.41 9,275.21$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (612) 117.65 72,001.80$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (950) 117.63 111,748.90$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (285) 117.57 33,506.06$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 117.33 2,815.96$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41,531) 117.54 4,881,671.60$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,273) 117.53 1,795,022.11$ 24-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (55) 117.54 6,464.70$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (431) 118.28 50,978.68$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,832) 117.54 803,033.28$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,640 117.31 192,388.40$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,726 117.54 555,494.04$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,459 117.54 1,817,050.86$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 117.54 1,410.48$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28,888 117.54 3,395,495.52$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,007 117.54 2,469,162.78$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 218 117.54 25,623.72$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 431 117.79 50,766.46$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 605 117.50 71,088.84$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 304 117.91 35,844.34$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,276 117.54 855,221.04$ 24-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 3,116 117.54 366,254.64$ 24-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 111 117.54 13,046.94$ 24-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 82 117.54 9,638.28$ 24-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 328 117.54 38,553.12$ 24-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 3,239 117.65 381,068.35$ 24-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,825 - -$ 24-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 205 117.54 24,095.70$ 24-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 6 117.65 705.90$ 24-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (260) 117.54 30,560.40$ 24-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,000 - -$ 24-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (414) - -$ 24-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 72,726 - -$ 24-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 230 - -$ 24-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 180 - -$ 24-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,111 - -$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,041) 121.77 3,414,552.57$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 121.77 1,461.24$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (288) 121.77 35,069.76$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 121.77 1,461.24$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,304) 121.12 279,054.71$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (641) 121.34 77,782.01$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,593) 121.70 558,979.33$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (442) 119.67 52,894.83$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,530) 119.56 182,926.80$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (827) 121.93 100,836.73$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,426) 120.94 656,218.14$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 121.24 4,122.16$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,027) 121.77 368,597.79$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 121.77 37,505.16$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,032) 121.77 978,056.64$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (57) 117.54 6,699.78$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (514) 121.77 62,589.78$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,795) 121.77 583,887.15$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 117.54 3,643.74$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 317 121.77 38,601.09$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 121.77 1,461.24$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28,041 121.77 3,414,552.57$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 121.77 1,461.24$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 288 121.77 35,069.76$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 121.00 5,323.79$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,226 121.57 1,851,064.06$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 500 121.31 60,654.99$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 321 121.02 38,847.14$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 133 120.29 15,998.59$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 608 120.57 73,306.30$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,121 121.77 745,354.17$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 120.27 120.27$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,781 120.78 215,104.17$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,333 121.69 892,378.07$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,773 121.58 823,436.78$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,048 121.74 249,313.40$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,027 121.77 368,597.79$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 308 121.77 37,505.16$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,178 121.77 2,578,845.06$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,509 121.55 183,418.89$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,169 121.65 750,470.11$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41,065 121.65 4,995,632.23$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,249 121.65 1,246,809.56$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 436 121.69 53,055.10$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,700 121.53 206,594.45$ 25-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,021 121.79 124,345.82$ 25-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 148 119.56 17,694.88$ 25-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,216 119.56 145,384.96$ 25-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,460 - -$ 25-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 4,380 - -$ 25-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 765 - -$ 25-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,000) - -$ 25-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,249 - -$ 25-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (23,817) - -$ 25-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,189 - -$ 25-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 23,411 - -$ 25-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (79,000) - -$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,619) 123.20 199,460.80$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (738) 123.20 90,921.60$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (738) 122.85 90,665.45$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,619) 122.87 198,923.85$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,087) 122.96 256,625.61$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,096) 122.99 134,791.99$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,793) 123.18 1,206,307.88$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,764) 123.08 2,063,298.25$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,534) 122.93 1,049,119.78$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (395) 123.20 48,664.00$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 123.20 13,305.60$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,940) 123.20 362,208.00$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,021) 121.77 124,327.17$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (90) 121.77 10,959.30$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,238) 121.77 881,371.26$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 56 123.20 6,899.20$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,619 123.20 199,460.80$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 738 123.20 90,921.60$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 122.89 8,848.08$ 31/33

TRADES FOR RELEVANT PERIOD Appendix 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 122.91 8,726.52$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,719 123.20 458,180.80$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 362 122.96 44,511.52$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 54 122.86 6,634.36$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,896 123.13 356,579.16$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44,904 123.15 5,529,837.34$ 26-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 13 123.20 1,601.60$ 26-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 13 123.20 1,601.60$ 26-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 17 123.20 2,094.40$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 148 123.20 18,233.60$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 181 123.06 22,273.44$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,168 123.05 758,973.04$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 507 123.14 62,433.04$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,203 122.97 1,131,711.14$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,480 123.20 551,936.00$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 906 122.97 111,411.72$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,876 123.20 600,723.20$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 122.95 37,622.91$ 26-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 58 123.09 7,139.07$ 26-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (32,532) - -$ 26-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (18,400) - -$ 26-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (115) - -$ 26-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 428 122.89 52,596.92$ 26-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 293 123.20 36,097.60$ 26-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 29 122.89 3,563.81$ 26-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,278 122.89 157,053.42$ 26-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 730 - -$ 26-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,285 - -$ 26-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 16,060 - -$ 26-Sep-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 7,122 123.16 877,165.46$ 26-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,355) - -$ 26-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,084) - -$ 26-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 568,600 - -$ 26-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,583 - -$ 26-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 23,817 - -$ 26-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 139,143 - -$ 26-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,417 - -$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,180) 121.11 142,909.86$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 120.98 11,372.17$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,126) 121.34 1,592,774.10$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44,203) 121.25 5,359,605.26$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,902) 123.20 1,959,126.40$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,498) 123.20 2,648,553.60$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29,225) 121.25 3,543,531.25$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 121.25 1,455.00$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,040) 121.25 247,350.00$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,780) 121.25 822,075.00$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (2,262) 121.32 274,427.42$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 316 121.25 38,315.00$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,084 121.35 616,926.22$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 121.72 1,704.06$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,701 121.40 206,497.99$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 173 121.70 21,054.52$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 660 121.45 80,155.57$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 147 121.99 17,933.16$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,036 121.25 125,612.25$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,289 121.25 883,791.25$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 844 120.90 102,039.15$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 102 121.27 12,369.84$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,437 121.25 2,114,236.25$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,853 121.74 225,580.28$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,937 121.42 1,935,000.35$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 23 121.25 2,788.75$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 23 121.25 2,788.75$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 23 121.25 2,788.75$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 17 121.25 2,061.25$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 208 123.20 25,625.60$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 121.25 1,455.00$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29,225 121.25 3,543,531.25$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,040 121.25 247,350.00$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,780 121.25 822,075.00$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,957 121.25 2,662,286.25$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 643 121.49 78,121.09$ 29-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,452 121.16 902,884.32$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 545 - -$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,044 - -$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 557 - -$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 308 - -$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 428 - -$ 29-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 47 - -$ 29-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,190 - -$ 29-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,555 - -$ 29-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (13,690) 121.74 1,666,604.17$ 29-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 279 122.07 34,057.53$ 29-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (119,000) - -$ 29-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 119,000 - -$ 29-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,975 - -$ 29-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 366 - -$ 29-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,934 - -$ 29-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 343 - -$ 29-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (23,411) - -$ 29-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (343) - -$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,684) 122.03 937,678.52$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (206) 123.31 25,401.86$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52,744) 122.37 6,454,275.00$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 123.58 2,595.18$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (358) 122.96 44,018.17$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,104) 122.17 1,234,414.02$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Sell (151) 122.03 18,426.53$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,688) 122.03 1,182,226.64$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (206) 122.03 25,138.18$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,798) 122.03 341,439.94$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,096) 122.03 621,864.88$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (157) 122.03 19,158.71$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 121.25 3,880.00$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,500) 121.25 909,375.00$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,355) 121.25 2,346,793.75$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 246 122.84 30,218.38$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,500 122.50 918,750.00$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,401 122.03 292,994.03$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 350 122.94 43,029.97$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 290 122.03 35,388.70$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 123.46 3,950.72$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29,196 122.99 3,590,706.67$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,290 122.89 527,196.09$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 143 122.03 17,450.29$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 452 122.03 55,157.56$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 6,577 122.03 802,591.31$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 22,247 122.03 2,714,801.41$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,688 122.03 1,182,226.64$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 206 122.03 25,138.18$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,798 122.03 341,439.94$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,156 122.03 629,186.68$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 389 123.64 48,096.36$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 660 123.75 81,677.57$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Buy 1,830 123.50 225,999.88$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,174) - -$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 15,207 - -$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,303 - -$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 10,397 - -$ 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 18,057 - -$ 32/33

TRADES FOR RELEVANT PERIOD Appendix 30-Sep-25 J.P. MORGAN SECURITIES PLC Equity Borrow 19,036 - -$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 76,781 - -$ 30-Sep-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 16,000 - -$ 30-Sep-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 110 123.58 13,593.80$ 30-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,908) 123.58 482,936.18$ 30-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,563 - -$ 30-Sep-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (542) - -$ 30-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 115 - -$ 30-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 381 - -$ 30-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 343 - -$ 30-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,781) - -$ 30-Sep-25 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (119,000) - -$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,506) 122.58 184,605.48$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,062) 122.58 375,339.96$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 122.21 9,532.45$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,144) 122.30 139,907.29$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (730) 122.27 89,258.18$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (250) 121.96 30,490.83$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,713) 122.37 209,626.70$ 1-Oct-25 J.P. MORGAN SECURITIES PLC Equity Sell (29) 122.58 3,554.82$ 1-Oct-25 J.P. MORGAN SECURITIES PLC Equity Sell (823) 122.58 100,883.34$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (401) 122.58 49,154.58$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (200) 122.03 24,406.00$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,305 122.60 159,998.89$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 270 122.58 33,096.60$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,288 122.00 279,134.13$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 312 122.40 38,189.11$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 122.27 6,113.70$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,808 122.27 343,340.22$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,245 122.45 2,846,263.15$ 1-Oct-25 J.P. MORGAN SECURITIES PLC Equity Buy 294 122.58 36,038.52$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,132 122.58 506,500.56$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 59 122.31 7,216.42$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 869 122.32 106,293.99$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 112 122.46 13,715.48$ 1-Oct-25 J.P. MORGAN SECURITIES PLC Equity Borrow 2,255 - -$ 1-Oct-25 J.P. MORGAN SECURITIES PLC Equity Borrow 17,745 - -$ 1-Oct-25 J.P. MORGAN SECURITIES PLC Equity Borrow 3,546 - -$ 1-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 20,000 - -$ 1-Oct-25 JPMORGAN CHASE BANK, N.A. Equity Sell (1,943) 122.00 237,039.20$ 1-Oct-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (6,940) 122.09 847,283.78$ 1-Oct-25 JPMORGAN CHASE BANK, N.A. Equity Sell (163) 122.00 19,885.43$ 1-Oct-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 72 122.00 8,784.00$ 1-Oct-25 JPMORGAN CHASE BANK, N.A. Equity Sell (3,583) 122.00 437,113.46$ 1-Oct-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,595) 122.00 194,584.42$ 1-Oct-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (62) 122.58 7,599.96$ 1-Oct-25 JPMORGAN CHASE BANK, N.A. Equity Buy 2,098 122.58 257,172.84$ 1-Oct-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 287 - -$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,041) 124.05 129,136.05$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (275) 124.05 34,113.75$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (125) 124.05 15,506.25$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (742) 124.05 92,045.10$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,963) 124.69 244,765.64$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 123.87 18,580.50$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 124.82 2,621.22$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,714) 124.79 837,850.93$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (298) 124.76 37,177.00$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 123.91 1,734.78$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (728) 124.68 90,769.62$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,530) 124.05 189,796.50$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,587) 124.67 447,173.99$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 123.89 5,327.20$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,765) 124.05 342,998.25$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,005) 124.05 496,820.25$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,305) 122.58 159,966.90$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (358) 122.58 43,883.64$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (200) 122.58 24,516.00$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,005) 122.58 368,352.90$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,230) 124.05 152,581.50$ 2-Oct-25 J.P. MORGAN SECURITIES PLC Equity Sell (1,093) 124.08 135,621.41$ 2-Oct-25 J.P. MORGAN SECURITIES PLC Equity On-Lend Return (5,408) - -$ 2-Oct-25 J.P. MORGAN SECURITIES LLC Equity On-Lend 139,717 - -$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 188 122.58 23,045.04$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,041 124.05 129,136.05$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 275 124.05 34,113.75$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 125 124.05 15,506.25$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 819 124.05 101,596.95$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,005 124.73 374,807.28$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 358 124.19 44,460.64$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,185 124.84 2,020,511.79$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,009 124.60 250,315.84$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 600 124.38 74,628.31$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,331 124.80 290,917.97$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 125.03 3,750.83$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,244 125.05 280,603.43$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 124.89 5,869.86$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 124.80 1,123.20$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 199 125.00 24,874.72$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,032 124.74 128,730.92$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 929 124.76 115,898.70$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 60 124.93 7,496.02$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment 1,276 - -$ 2-Oct-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment 3,163 - -$ 2-Oct-25 J.P. MORGAN SECURITIES PLC Equity Adjustment 4 - -$ 2-Oct-25 J.P. MORGAN SECURITIES PLC Equity Adjustment 19 - -$ 2-Oct-25 J.P. MORGAN SECURITIES PLC Equity Adjustment 5 - -$ 2-Oct-25 JPMORGAN CHASE BANK, N.A. Equity Adjustment 5 - -$ 2-Oct-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (933) 123.10 114,852.11$ 2-Oct-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5 123.10 615.50$ 2-Oct-25 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (1,800) 124.93 224,872.56$ 2-Oct-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,707 124.05 211,753.35$ 2-Oct-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment (22,029) - -$ 2-Oct-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment (1,843) - -$ 2-Oct-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment (3,410) - -$ 2-Oct-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment 22,029 - -$ 2-Oct-25 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment 1,843 - -$ 2-Oct-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Adjustment 4,972 - -$ 2-Oct-25 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Adjustment 10,269 - -$ 2-Oct-25 JPMORGAN CHASE BANK, N.A. Equity Adjustment 1 - -$ 2-Oct-25 JPMORGAN CHASE BANK, N.A. Equity Borrow 290,000 - -$ Balance at end of relevant period 18,724,203.23 33/33

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and BNP Paribas Financial Markets (Borrower) Transfer date Settlement Date 29-Sep-2025 01-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Limited (Borrower) Transfer date Settlement Date 29-Sep-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs & Co. LLC ( “Borrower”) Transfer date Settlement Date 10-Sep-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs International (Borrower) Transfer date Settlement Date 09-Jul-2025 26-Aug-2025 03-Sep-2025 16-Sep-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Macquarie Bank Limited(Borrower) Transfer date Settlement Date 21-Aug-2025 12-Sep-2025 30-Sep-2025 01-Oct-2025 02-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Merrill Lynch International(Borrower) Transfer date Settlement Date 11-Sep-2025 19-Sep-2025 25-Sep-2025 26-Sep-2025 01-Oct-2025 03-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley & Co. International PLC (Borrower) Transfer date Settlement Date 26-Sep-2025 29-Sep-2025 30-Sep-2025 01-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and NATIONAL AUSTRALIA BANK LIMITED (“Borrower”) Transfer date Settlement Date 28-May-2025 07-Jul-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Nomura International PLC (Borrower) Transfer date Settlement Date 27-Aug-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and ROYAL BANK OF CANADA - SYDNEY (“Borrower”) Transfer date Settlement Date 06-Jun-2025 26-Jun-2025 01-Jul-2025 23-Jul-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement BNP Paribas Fund Securities Services S.C.A.(“lender”), J.P. Morgan Securities Australia Limited (“borrower”) Transfer date Settlement Date 22-Aug-2025 11-Sep-2025 15-Sep-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the other lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) ("lender"), J.P. Morgan Securities Australia Limited ('borrower') Transfer date Settlement Date 06-Jun-2025 10-Sep-2025 16-Sep-2025 18-Sep-2025 01-Oct-2025 02-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any securities or equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exception Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement State Street Bank and Trust Company ("lender") and J.P. Morgan Securities Australia Limited ("borrower") Transfer date Settlement Date 04-Sep-2025 09-Sep-2025 11-Sep-2025 19-Sep-2025 23-Sep-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement ABU DHABI INVESTMENT AUTHORITY (HSBC GULF FUND (TP EQ) 2021) ('lender'), J.P. Morgan Securities PLC ('borrower) Transfer date Settlement Date 16-Jan-2025 21-Jan-2025 Holder of voting rights Party holding collateral that has the voting rights. Are there any restriction on voting rights No, unless separately agreed to the contrary. If yes, detail NA Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail This right is subject to the requirement that the borrower deliver alternative collateral acceptable to the lender and also to the mark to market requirements of ss 5.4 and 5.5 of this agreement. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Equivalent Securities must be returned. If yes, detail any exceptions Absent default, there are no exceptions. Statement No

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement Blackrock Advisors (UK) Limited ("lender") and J.P. Morgan Securities plc ("borrower") Transfer date Settlement Date 15-Nov-2024 13-Dec-2024 21-Jan-2025 22-Jan-2025 29-Jan-2025 27-May-2025 06-Jun-2025 17-Jun-2025 20-Jun-2025 11-Jul-2025 14-Jul-2025 15-Jul-2025 05-Aug-2025 22-Aug-2025 04-Sep-2025 05-Sep-2025 09-Sep-2025 10-Sep-2025 16-Sep-2025 18-Sep-2025 01-Oct-2025 02-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties.

Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes. If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Overseas Securities Lender's Agreement ("OSLA") Parties to agreement J.P. Morgan Securities Plc ("borrower") and Citibank N.A. acting as Agent ("lender") Transfer date Settlement Date 12-Feb-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions.

Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 24-Dec-2024 14-Jan-2025 21-Jan-2025 29-Jan-2025 02-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 16-Jan-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 16-Jan-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) J.P. Morgan Securities plc (“borrower”) Transfer date Settlement Date 29-Jan-2025 06-Feb-2025 02-May-2025 06-May-2025 03-Jun-2025 10-Jun-2025 08-Jul-2025 10-Jul-2025 11-Jul-2025 21-Jul-2025 22-Jul-2025 21-Aug-2025 25-Aug-2025 05-Sep-2025 08-Sep-2025 10-Sep-2025 23-Sep-2025 01-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes

If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement MUFG Securities EMEA plc and J.P. Morgan Securities plc Transfer date Settlement Date 23-Jul-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement Nil

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Master Overseas Securities Borrowing Agreement Parties to agreement J.P. Morgan Securities Plc ("borrower") and The Northern Trust Company as agent ("lender") Transfer date Settlement Date 22-Jan-2025 24-Jan-2025 29-Jan-2025 06-Feb-2025 07-Feb-2025 11-Feb-2025 05-Aug-2025 08-Sep-2025 23-Sep-2025 02-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is in clause 4(B)(vi) of the agreement. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement RBC Investor Services Trust ("lender") and J.P. Morgan Securities Plc ("borrower") Transfer date Settlement Date 13-Dec-2024 03-Feb-2025 05-Feb-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions.

Will the securities be returned on settlement? Yes If yes, detail any exceptions No exception Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and State St Bank and Trust Company as agent ("lender") Transfer date Settlement Date 22-Jan-2025 30-Jan-2025 03-Feb-2025 04-Feb-2025 05-Aug-2025 11-Aug-2025 03-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery.

Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 06-Oct-2025 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 02-Oct-2025 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement The Bank of New York Mellon Corporation (formerly known as The Bank of New York) (acting as agent) (“lender”), J.P. Morgan Securities Plc (“borrower”) Transfer date Settlement Date 25-Jul-2024 22-Jan-2025 05-Feb-2025 13-Feb-2025 12-Sep-2025 01-Oct-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(ii) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.